      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 1996
                                            REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

OREGON METALLURGICAL CORPORATION
(Exact name of registrant as specified in its charter)
0-1339
            OREGON                           93-0448167
 (State or other jurisdiction             (I.R.S. Employer
of incorporation or organization)        Identification No.)

                                          CARLOS E. AGUIRRE
                                PRESIDENT AND CHIEF EXECUTIVE OFFICER
     530 34TH AVENUE, S.W.              530 34TH AVENUE, S.W.
     ALBANY, OREGON  97321              ALBANY, OREGON  97321
        (541) 967-9000                     (541) 967-9000
(Address, including zip code, and(Name, address, including zip code telephone number, including area codeand telephone number, including zip code of registrant's principal executive offices)of agent for service)

COPIES TO:
CARMEN M. CALZACORTA                                           GREGORY K. MILLER
GREGORY W. MALLORY                                               MALU S. MERCADO
SCHWABE, WILLIAMSON & WYATT                                     LATHAM & WATKINS
1211 S.W. FIFTH AVENUE, SUITES 1600-1800       505 MONTGOMERY STREET, SUITE 1900
PORTLAND, OREGON  97204-3795               SAN FRANCISCO, CALIFORNIA  94111-2562
(503) 222-9981 (TELEPHONE)                            (415) 391-0600 (TELEPHONE)
(503) 796-2900 (FACSIMILE)                            (415) 395-8095 (FACSIMILE)

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

Title of Each Class of
Securities to be
Registered
Amount
to be
Register
ed(1) Proposed
Maximum
Offering
Price
Per
Share(2) Proposed
Maximum
Aggregate
Offering
Price
Amount
of
Registra
tion Fee Common Stock, $1.00 par
value. . . . . . . . . . 4,025,00
0 shares $28.5625 $114,964,0
60 $39,642.
78
(1)Includes 525,000 shares which the Underwriters have the option to purchase to cover any over-allotments.
(2)Estimated solely for the purpose of calculating the Registration Fee pursuant to Rule 457(c) of the General Rules and Regulations under the Securities Act of 1933.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

                                EXPLANATORY NOTE

   This Registration Statement contains two forms of prospectuses to be used in connection with the offering of the Shares made hereby, one form of Prospectus to be used for sales in the United States and Canada and one form of Prospectus to be used for sales outside of the United States and Canada. The two forms of Prospectuses will be identical except for the front cover, the back cover, the section under the caption "Underwriting" and the addition of a section under the caption "Certain U.S. Tax Considerations for Non-U.S. Holders."

                               SUBJECT TO COMPLETION
                                  JUNE 26, 1996

PROSPECTUS

3,500,000 SHARES                                                            LOGO

OREGON METALLURGICAL CORPORATION

COMMON STOCK
($1.00 PAR VALUE)

All of the shares of common stock, par value $1.00 per share (the "Common Stock") of Oregon Metallurgical Corporation ("OREMET" or the "Company") offered hereby, are being issued and sold by the Company. The Common Stock is traded on the Nasdaq National Market (the "Nasdaq") under the symbol "OREM." On June 25, 1996, the last reported sale price of the Common Stock on the Nasdaq was $29.25 per share.

Of the 3,500,000 shares being offered hereby ("Shares"), 3,000,000 Shares are being offered in the United States and Canada (the "U.S. Offering") and 500,000 Shares are being offered in a concurrent international offering outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters. The Price to Public and Underwriting Discount per share will be identical for the U.S. Offering and the International Offering. See "Underwriting." The closing of the U.S. Offering and International Offering are conditioned upon each other.

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                Price to Public  Underwriting DiscountProceeds
                                to Company(1)
Per Share. . .                  $                $$
Total(2) . . .                  $                $$


(1) Before deducting offering expenses payable by the Company, estimated to be approximately $500,000.

(2) The Company has granted to the U.S. Underwriters and the International Underwriters 30-day options to purchase up to 450,000 and 75,000 additional shares of Common Stock, respectively, at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the U.S. Underwriters and the International Underwriters exercise their options in full, the total Price to Public, Underwriting Discount and Proceeds to
     Company will be $          , $          and $          , respectively.  See
     "Underwriting."

The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about           , 1996.

SALOMON BROTHERS INC

                      MERRILL LYNCH & CO.

                                                   PACIFIC CREST SECURITIES INC.
The date of this Prospectus is                , 1996.      The information
set forth in this Prospectus under the captions "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and is subject to the safe harbor created by that section. Certain factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in "Risk Factors" and "Business."

     IN CONNECTION WITH THESE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, New York, New York 10048 and Chicago Regional Office, 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the aforementioned material can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which are available from the Public Reference Section of the Commission at prescribed rates as described above. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such provisions and documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.



OREMET-Registered Trademark- IS A REGISTERED TRADEMARK OF THE COMPANY.
                                PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DETAILED INFORMATION SET FORTH ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND EVENTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH RESULTS TO DIFFER INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER THE HEADING "RISK FACTORS" HEREIN. AS USED IN THIS PROSPECTUS, THE TERMS "OREMET" OR "COMPANY" MEAN OREGON METALLURGICAL CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES, TAKEN AS A WHOLE, UNLESS THE CONTEXT INDICATES OTHERWISE.

                                   THE COMPANY

     Oregon Metallurgical Corporation ("OREMET" or the "Company") is a leading U.S. integrated producer of titanium sponge, ingot, mill products and castings for use in the aerospace, industrial, golf and military markets. The Company's 80% owned subsidiary, Titanium Industries, Inc. ("TI"), operates full-line titanium metal service centers in the U.S., Canada, U.K. and Germany and produces small diameter bar, weld wire and fine wire. Since 1993, the Company has diversified its revenue base, developed new market opportunities for titanium, expanded its distribution network, increased its production capacity, and improved its manufacturing efficiency. As a result, management believes that it is well-positioned to capitalize on improving and emerging markets in the titanium industry. In 1995, the Company reported net sales of $146.9 million, an operating loss of $0.3 million and a net loss of $2.4 million. During the first quarter of 1996, the Company reported net sales of $51.3 million, operating income of $5.5 million and net income of $3.3 million.

     Titanium is one of the newest specialty metals, having first been manufactured for commercial use in the 1950s. Titanium is extracted from ore through a chemical reduction process to form titanium sponge, a porous metallic material, and melted, along with titanium scrap and various alloying agents, to form ingots. Ingots are then converted into various mill product shapes and fabricated products. Titanium's unique combination of corrosion resistance, elevated-temperature performance and high strength-to-weight ratio makes it particularly desirable for use in commercial and military aerospace applications in which these qualities are essential design requirements. While aerospace applications have historically accounted for a substantial portion of the worldwide demand for titanium, the number of end-use markets for titanium has expanded substantially. Today, numerous industrial uses for titanium exist, including chemical manufacturing equipment, industrial power plants, desalination plants and pollution control equipment. Demand for titanium is also increasing in emerging uses such as medical implants, golf clubheads, other sporting equipment, consumer products such as eyeglass frames and watches, offshore oil and gas production installations, geothermal facilities and automotive equipment.

     The titanium industry suffered a downturn in the early 1990s, as a result of a sharp decline in military aerospace consumption and a decline in commercial aircraft build rates. Since 1995, the titanium industry's prospects have been improving due to a resurgence in commercial aerospace demand, continuing industrial demand, an end to customer inventory drawdowns and the emergence of new uses for titanium, primarily golf clubheads. The total 1995 U.S. industry mill product shipments, as reported by the U.S. Department of the Interior U.S. Geological Survey (including its predecessor agency, the U.S. Bureau of Mines, the "USGS"), were approximately 44 million pounds, an increase of 26% compared to 1994. Mill product shipments in the first quarter of 1996 totaled approximately 12 million pounds which represents an increase of 29% over the first quarter of 1995 as reported by the USGS. Furthermore, the Company estimates that 1995 U.S. mill product shipments to the commercial aerospace market were approximately 20 million pounds, an increase of 18% compared to 1994 and that 1995 U.S. mill product shipments to the golf clubhead market were 3.5 million pounds, up from virtually none in 1992.

     In 1995, the domestic commercial airline industry reported significantly higher operating profits than the prior year, and in the second half of 1995 aircraft manufacturers began to increase aircraft build rates. According to recent published reports, most major carriers are now beginning to invest in upgrading their fleets. As of March 31, 1996, the estimated firm order backlog for The Boeing Company, McDonnell Douglas Corporation and Airbus Industries, as reported by THE AIRLINE MONITOR (an aerospace industry publication), was 1,987 planes versus 1,699 planes on March 31, 1995, an increase of 17%. The newer wide body planes, such as the Boeing 777 and the Airbus A-330 and A-340, tend to use a higher percentage of titanium in their airframes, engines and parts (as measured by total fly weight) than narrow body planes. "Fly weight" is the empty weight of a finished aircraft with engines but without fuel or passengers. The Boeing 777, for example, utilizes titanium for approximately 9% of total fly weight, compared to between 2% and 3% on the older 737, 747 and 767 models.
Firm backlog for the Boeing 777 was 247 as of March 31, 1996, compared to 144 as of March 31, 1995, an increase of 72%.

     The use of titanium in golf clubheads emerged in 1995 as a significant new market for the titanium industry. The Company first began working with Japanese golf club manufacturing companies in 1992 to develop drivers that used titanium golf clubheads. Currently, most major golf club manufacturers, including Callaway, Cleveland, Cobra, Lynx, Taylor Made, Titleist and Tommy Armour, are marketing a titanium driver. Several of these major manufacturers are also using titanium in other clubheads, including fairway woods, irons and putters, and certain of these companies have recently introduced full sets of titanium golf clubs. In response to this market demand, a number of golf clubhead casting companies have announced expansions of their titanium golf clubhead production facilities. The Company sells titanium mill products directly to golf clubhead casting companies who, in turn, sell their products to major golf club manufacturers. In addition, the Company works directly with golf club manufacturers in new product development projects. The Company believes it is the market share leader and is supplying in excess of 50% of the titanium sold to the golf clubhead market. Based on current market conditions and order rates, management believes that U.S. mill product shipments to the golf market will increase from 3.5 million pounds in 1995 to over 8 million pounds in 1996.

     The Company's twelve-month order backlog has increased to $134 million at March 31, 1996 from $44 million at December 31, 1994. OREMET's order backlog is comprised of firm purchase orders scheduled for delivery during the subsequent twelve-month period. Beginning in the second half of 1995 and continuing to the present, the Company has experienced a significant increase in requests for quotations, as well as increased orders and higher prices on accepted orders. The increase in demand is primarily a result of the recovery in the commercial aerospace market and the emergence of the golf clubhead market. As a result of the strong demand, the Company has been increasingly selective in the new orders that it accepts. In addition, the Company delayed opening its 1997 order book until early June 1996 in order to better assess future raw material costs. The Company estimates that of its sales (excluding sponge) in 1996, approximately 50% will be to the aerospace sector and approximately 20% will be to the golf club industry.

     Beginning in 1993, several members of the Company's current executive management team, including Carlos E. Aguirre, the President and Chief Executive Officer, joined the Company from other companies within the titanium industry. The Company's management team intends to continue to focus on the following strategic objectives to further improve its competitive position:

     -    MAINTAIN LEADERSHIP IN NEW MARKET APPLICATIONS AND PRODUCTS

          OREMET has developed many new and improved applications for titanium with or for its customers. Sales for non-aerospace applications have increased from $12.7 million in 1993 to $79.7 million in 1995. OREMET believes it is currently the largest supplier of titanium to the growing golf market. It has also established a presence in new markets such as armor for sale to the military (OREMET supplied titanium plate for a French aircraft carrier, the CHARLES DEGAULLE) and high purity sponge for the electronics industry. For the aerospace industry, OREMET has developed a unique production process for titanium aluminides. As a result of these efforts, the Company has diversified its revenue base while maintaining the flexibility to respond to changing market conditions.

          Aerospace related sales represented 46% of 1995 net sales compared to 61% of 1994 net sales and 77% of 1993 net sales. The Company anticipates that future aerospace industry sales will vary from 40% to 60% of total net sales depending upon demand and profitability.

     -    BENEFIT FROM VERTICAL INTEGRATION AND SCRAP HANDLING CAPABILITIES

          OREMET is one of only two companies in North America which are vertically integrated in the production of sponge and mill products. The Company is a large producer of titanium sponge and a large purchaser and processor of titanium scrap, two key materials used in the manufacture of mill products. The ability to both produce and purchase sponge or scrap allows the Company considerable flexibility in optimizing its mix of raw material purchases and reduces the Company's exposure to raw material price fluctuations. As of result of this flexibility, the Company is a low cost producer of ingot.

     -    EXPAND SERVICE CENTER BUSINESS

          The Company's distribution strategy is to establish new titanium metal service centers in growth markets throughout the world. The Company's and TI's eight full-line titanium metal service centers located in the U.S., U.K., France, Germany and Canada significantly enhance OREMET's distribution capabilities. Historically, TI's service centers have reported results that are more stable and less cyclical than the Company's core manufacturing business. These service centers also provide OREMET with timely feedback from a wide range of customers which is useful in determining new market applications and product development. The Company intends to continue expanding its distribution business with the opening and acquisition of additional service centers.

     -    INVEST IN A NEW ELECTRON BEAM FURNACE

          The Company intends to use a portion of the proceeds from the Offerings to build a 20 million pound capacity Electron Beam ("EB") cold hearth furnace. In addition to the increased melt capacity, the Company believes that the EB furnace will result in lower production costs, greater flexibility in using various types of scrap inputs and a greater range of products. The Company estimates that the EB furnace will be operational during the first half of 1998.

     -    IMPROVE FINANCIAL FLEXIBILITY

          Management seeks to improve the financial flexibility of the Company by repaying outstanding indebtedness with proceeds from the Offerings. The strengthening of the Company's balance sheet will allow the Company to invest in, improve and expand OREMET's production capacity and service centers. In addition, upon completion of the Offerings, the Company intends to enter into a new $50 million U.S. credit facility to assist with financing its growing operations.

     The Company was incorporated in Oregon in 1955 and began operations in 1956. The Company funded its growth internally and through investments by corporate partners. In December 1987, the Company repurchased its Common Stock from its major corporate partner and immediately sold shares of its Common Stock to the newly created Oregon Metallurgical Corporation Employee Stock Ownership Plan (the "ESOP"). Initially, the ESOP owned approximately 67% of the Company's outstanding Common Stock. At May 31, 1996, the ESOP's ownership interest was approximately 19%.

     OREMET's executive offices and principal manufacturing facilities are located at 530 34th Avenue, S.W., Albany, Oregon 97321, and its telephone number is (541) 967-9000.

                                  RISK FACTORS

     See "Risk Factors" beginning on page 8 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock.
                                   THE OFFERINGS
Common Stock offered:
     U.S. Offering . . . . . . . . . .3,000,000 Shares
     International Offering. . . . . .    500,000 Shares
     Total . . . . . . . . . . . . . .  3,500,000 Shares

Common Stock outstanding after the Offerings(1)   14,916,757 Shares

Estimated proceeds . . . . . . . . . .$96.8 million

Use of proceeds. . . . . . . . . . . .   Investment of approximately
                                         $32 million in a new EB furnace,
                                         repayment of approximately $27 million
                                         of certain indebtedness, expansion of
                                         the Company's distribution business by
                                         approximately $15 million, capital
                                         expenditures of approximately $7
                                         million and the remainder for working
                                         capital and general corporate
                                         purposes.  See "Use of Proceeds."

Nasdaq National Market symbol. . . . .   OREM
_________________________

(1) Excludes at June 25, 1996 approximately 252,000 shares issuable upon exercise of stock options and approximately 252,000 shares issuable under the Company's stock compensation plans and stock purchase warrant. Also, excludes approximately 1,065,000 additional shares reserved for future issuance under the Company's stock compensation plans. See "Management - Stock Related Compensation Plans" and "Description of Capital Stock."
                       SUMMARY SELECTED FINANCIAL DATA
                                    Year Ended               Three Months
Ended
                                             December 31,
                                     March 31,
                        1991   1992(1)   1993   1994(2)   1995   1995   1996

                (In thousands, except employee and per share data)(unaudited) STATEMENT OF OPERATIONS DATA:
Net sales. . . . . . . $54,241$56,785 $55,351$71,166 $146,853$30,838$51,309
Income (loss) from operations(3)     (8,498)         (5,934)
(6,179). . . . . . . . (2,494)        (256)  1,567   5,454
Income (loss) before cumulative
  effect of changes in accounting
  principles(1). . . . (4,685)        (4,122)        (4,098)
(2,023). . . . . . . . (2,415)        535    3,345
Income (loss) per common share before
  cumulative effect of changes in
  accounting principles         (.44)  (.38)         (.38)    (.18)
(.22). . . . . . . . . .05    .30
Weighted average common shares
  and equivalents outstanding        10,603 10,754  10,839  11,001 11,219
11,055 . . . . . . . . 11,327

BALANCE SHEET DATA:
Working capital. . . . $39,291$37,296 $36,467$49,082 $63,769 $53,972$72,727
Total assets . . . . . 86,520 85,701 83,326111,972 133,077 119,698147,037
Long-term debt, including current
  maturities . . . . .  8,250  8,100  4,750 17,177  27,362  20,489 30,050
Shareholders' equity . 68,436 68,402 67,065 67,282  65,887  68,024 71,697

OTHER OPERATING DATA:
EBITDA(4). . . . . . . $(4,306)    $  (1,352)    $   (1,426)     $  1,882$
3,896. . . . . . . . $ 2,587  $6,610
Cash flows provided by (used in):
   Operating activities          961  7,454    841  (4,459)(10,969)
   (3,834) . . . . . . (2,559)
   Investing activities       (3,165)(11,201)        (1,974)
   (2,680) . . . . . . (2,248)        (602) (1,162)
   Financing activities       (3,592) 2,278   (921)  8,754  12,145  3,332
   4,331
     Total . . . . . . (5,796)        (1,469)        (2,054)        1,615
     (1,072) . . . . . (1,104)        610

Product shipments (in pounds):
   Ingot . . . . . . .  4,297         3,447  2,319   3,517   4,418    888
1,591
   Mill Products . . .  2,172         1,892  3,119   3,540   6,705  1,442
2,162

Product sales:
   Aerospace . . . . . $39,596     $  45,428     $   42,620  $43,254$67,148
$  12,594. . . . . . $ 19,950
   Non-aerospace . . . 14,645         11,357         12,731 27,912 79,705
18,244 . . . . . . . . 31,359
Active employees at period end          354          359     310    482
580  . . . . . . . 500    605
Order backlog at period end(5)     $  33,000         $28,000 $18,000$44,000
$  105,000 . . . . . $ 48,000      $  134,000

(1)The cumulative effect of changes in accounting principles reflects the adoption in 1992 of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which resulted in the

                                   RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK.

CYCLICALITY; DEPENDENCE ON AEROSPACE INDUSTRY

     The aerospace industry, both the commercial and military sectors, has traditionally consumed the majority of titanium products manufactured in the United States. Sales to the aerospace industry accounted for approximately 46% of the Company's sales in 1995, compared to 61% in 1994 and 77% in 1993.

     The aerospace industry has been characterized by severe cyclicality, which has had a significant impact on the sales and profitability of titanium producers, including OREMET. The last cyclical peak for the titanium industry occurred in the 1988-1990 period, when domestic industry mill product shipments averaged over 50 million pounds per year. In 1991, U.S. titanium industry mill product shipments declined by approximately 35% to 34 million pounds. This decline was primarily due to lower demand resulting from a slump in commercial aerospace and the curtailment or cancellation of military programs as the Cold War ended. The Company has historically experienced a high level of order cancellation and deferrals in periods of industry downturn. The cyclicality of the commercial and military aerospace industry has had and may continue to have a material adverse effect on the Company, its financial condition or its prospects. In 1995, most major U.S. commercial airline carriers reported stronger operating profits and, in the second half of 1995, aircraft manufacturers began to increase aircraft build rates. The Company can give no assurance as to the extent or duration of any recovery in the aerospace market or the extent to which such recovery will result in increases in demand for titanium products.

UNCERTAINTY OF EMERGING GOLF MARKET

     The Company believes that the market for golf clubheads has grown to be the second largest consumer of titanium, after the commercial aerospace market. The Company estimates that the use of titanium has grown from 1.5 million pounds in 1994 to over 8 million pounds in 1996. The market for the Company's products sold to golf clubhead producers has only recently begun to emerge as a significant component of the Company's net sales, and there can be no assurance that demand for titanium products used in the golf industry or the Company's products in particular, will continue or that this market will expand as the Company anticipates. In addition, the Company's major competitors in the titanium industry have recently begun to supply the golf clubhead market and there is no assurance that the Company will be able to maintain its leading market share.

HISTORY OF LOSSES

     During the past five years, when the titanium industry was in a severe downturn, the Company incurred net losses of $4.7 million, $4.2 million, $4.1 million, $2.0 million and $2.4 million in 1991, 1992, 1993, 1994 and 1995, respectively. For the years 1993 through 1995, the Company's aggregate net losses were $8.5 million, and the combined losses of the Company and the other major titanium producers for whom data are publicly available (RMI Titanium Company ("RMI"), IMI plc, and Titanium Metals Corporation) were $181.3 million. The Company operated profitably in the first quarter of 1996. Continuing profitable operations will depend on continued strength in orders from the aerospace, golf and other markets, favorable pricing and the Company's ability to control its raw material and other costs.

HIGHLY COMPETITIVE INDUSTRY; SUBSTANTIAL EXCESS PRODUCTION CAPACITY

     The titanium industry is highly competitive on a worldwide basis as a result of many factors, particularly the presence of excess capacity, which has intensified price competition for available business. Integrated and non-integrated producers of mill products are located primarily in the U.S., Japan, Russia, Europe and China (the Company considers an integrated producer one that produces at least titanium sponge and ingot). The Company is one of two integrated producers in the U.S. and one of four in the world. There are also a number of non-integrated producers that produce mill products from purchased sponge, scrap or ingot. Furthermore, the Company believes that approximately 50% of the world's titanium sponge production capacity is located in the Former Soviet Union ("FSU"). This capacity was developed to serve the needs of the Soviet military, principally the aerospace and submarine services, both of which have been sharply curtailed. As a result, significant unused production capacity, beyond that which is now supplying the FSU's export markets (including sales to the Company), may exist in this region.

     In the U.S. market, the increasing presence of non-U.S. participants has become a significant competitive factor. Until 1993, imports of foreign titanium products into the U.S. had not been significant due to relatively favorable currency exchange rates, tariffs, and with respect to Japan and Russia, existing and prior duties (including anti-dumping duties). However, imports of titanium sponge, scrap, and other products, principally from the FSU, have increased in recent years and have had a significant competitive impact on the U.S. titanium industry. To the extent the Company has been able to take advantage of this situation by purchasing such sponge, scrap or intermediate mill products for use in its own operations during the last three years, the negative effect of these imports on the Company has been somewhat diminished.

     As the participation of non-U.S. companies increases, the competitive environment for the Company may become more difficult, especially if existing tariffs are eased and certain market participants are no longer subject to anti-dumping duties. Currently, imports of titanium ingot and mill products from countries that receive the most favored nation ("MFN") tariff rate are subject to a 15% tariff. The tariff rate applicable to imports from countries that do not receive MFN treatment is 45%. In addition to regular tariffs, imports of titanium sponge from certain countries in the FSU (Russia, Kazakhstan and Ukraine) are presently subject to anti-dumping duties of 84%. If these anti-dumping duties are eased or removed, substantial additional capacity could enter the market and if the demand for the industry's products is less than its capacity, the profitability of the industry, including the Company, could be adversely affected.

     The ability of the producers in the FSU to compete in the U.S. has been enhanced by the elimination of tariffs on most titanium mill products (excluding titanium ingot, slab and billet, which continued to carry a 15% duty) imported from certain countries in the FSU. When available at attractive prices, the Company has purchased titanium sponge and scrap for recycling from these countries. Given the current political and economic uncertainties in some of the countries of the FSU, there can be no assurance that this supply of titanium products will continue to be available to the Company without interruption or at attractive prices.

SIGNIFICANT INVESTMENT IN ELECTRON BEAM FURNACE

     The Company intends to use a substantial portion (approximately $32 million) of the proceeds of the Offerings to construct a new EB cold hearth furnace to enhance its melting capacity. The Company may experience design and start-up difficulties, such as cost overruns, operational difficulties, and significant delays. Axel Johnson Metals, Inc. ("AJM") is the only company which has successfully applied the electron beam technology to titanium production in commercial quantities. Although the President of the Company was actively involved in this technology while he was employed by AJM, there can be no assurance that the Company can successfully implement this technology into its operations without the assistance of AJM or its 50% subsidiary, Titanium Hearth Technologies ("THT"), under a license or joint venture. No such arrangement has been agreed upon and if either of their assistance does not become available on an economic basis, the time required to bring the additional capacity on-line, on a fully operational basis, may extend beyond the eighteen-month period estimated by the Company and impair or eliminate any benefit from the investment. In addition, if the Company implements new technology, there is no assurance that such technology will work or will not result in delays or difficulties.

     The Company may evaluate an investment in a joint venture as an alternative to constructing an EB furnace. If the Company invests in a joint venture to build an EB furnace, in addition to the risks described above, it may not have a controlling interest in such venture and its employees may not operate the EB furnace. As a result, it may be unable to influence future investment or strategic decisions relating to the EB furnace.

     All North American EB furnaces producing titanium in commercial quantities are owned by AJM and THT. The Company believes that these furnaces are running at near capacity. In addition to the Company's plans to invest in EB furnace technology, additional EB furnaces may be built and may result in excess capacity. Such an event could have a material adverse effect on the Company, its financial condition or its prospects.

DEPENDENCE ON ESSENTIAL MACHINERY AND EQUIPMENT

     The Company's manufacturing processes are dependent on the reliable operation of its machinery and equipment. The Company's sponge production and ingot melting facilities have been operating at near practical capacity for the last three quarters. The Company has certain critical pieces of machinery and equipment which may require significant lead times to complete necessary repairs or replacements and the functions of which may not be easily replaced by an outside converter. Additionally, given the Company's belief that all other titanium manufacturers are currently operating at or near production capacity, there can be no assurance that the Company could locate an outside converter that has sufficient available capacity to enable the Company to meet its production demands in a timely manner, or that an agreement could be reached with any such outside converter on commercially acceptable terms. Any such event could result in a disruption in the Company's production or distribution which could have a material adverse effect on the Company, its financial condition or its prospects. Additionally, although the Company maintains business interruption insurance to reduce the potential effect of any such loss, a natural disaster or other catastrophic event occurring at its Albany manufacturing facilities could have a material adverse effect on the Company, its financial condition or its prospects.

DEPENDENCE ON LIMITED SUPPLY OF TITANIUM TETRACHLORIDE

     The Company purchases all of its titanium tetrachloride, the primary ingredient in the manufacture of titanium sponge, from SCM Chemicals, Inc. ("SCM") under an exclusive long-term supply contract that expires in 2001. Although SCM is now the only significant supplier to the Company of titanium tetrachloride, the Company believes alternative sources of titanium tetrachloride may be available, if needed, but at a potentially higher cost. Any extended disruption in the supply from SCM could have a material adverse effect on the Company's ability to produce titanium sponge and could have a material adverse effect on the Company, its financial condition or its prospects.

DEPENDENCE ON OTHERS FOR CERTAIN RAW MATERIAL AND SERVICES

     While the Company is one of seven major worldwide producers of titanium sponge, a basic raw material in the production of titanium ingot and mill products, under current market conditions it cannot supply all of its needs for titanium sponge internally and is dependent, therefore, on third parties for a portion of its titanium sponge needs. The Company obtains sponge from domestic and foreign producers of sponge, both on a spot purchase basis and pursuant to short-term sponge contracts. There can be no assurance that the Company will not experience interruptions in its sponge supplies, which could have a material adverse effect on the Company, its financial condition or its prospects.

     The Company is dependent on the services of outside processors to perform certain important processing functions. For some of its products, OREMET is dependent on the services provided by THT, an outside processor which is 50% owned by one of the Company's principal competitors. THT owns and operates a cold hearth melting furnace which the Company utilizes for melting titanium slab that is further processed into titanium plate and sheet for non-aerospace applications and titanium electrodes for aerospace applications. Services are provided by THT in accordance with a three-year agreement ending December 31, 1996, which is renewed automatically for successive one-year terms unless either party has given the other not less than six months' notice of its desire not to renew such term. OREMET and other THT customers have received notice from THT that it will not renew on the present terms, but that THT intends to negotiate new supply contracts. Should a renewal of the THT service agreement not be renegotiated on commercially acceptable terms, OREMET would attempt to obtain these services from another competitor which has a cold hearth melting furnace. OREMET believes that the loss of the services provided by THT would result in production delays and have an adverse effect on the Company, its financial condition or its prospects.

ABILITY TO RECOVER RAW MATERIAL COST INCREASES

     The Company is a major recycler of titanium scrap. Where possible, the Company utilizes titanium scrap as a cost-effective alternative to titanium sponge; both materials are used as primary ingredients in the manufacture of ingots. Much of the titanium scrap which is purchased by the Company originates from within the FSU. Additionally, the Company purchases low priced titanium sponge from the FSU. Historically, the Company has sought to recover increases in titanium scrap and sponge prices through price increases of its products.
The Company has recently added price indices in order to more directly link changes in raw material costs to its contracts. Any increases in titanium scrap and sponge prices which are not offset by increases in the Company's sales price could have a material adverse effect on the Company, its financial condition or its prospects.

NO ASSURANCE OF NEW PRODUCT DEVELOPMENT

     In an effort to lessen the titanium industry's dependence on the aerospace industry and to increase participation in other markets, the Company, its competitors and certain end-users of titanium are devoting significant efforts and resources to developing new markets and applications for titanium, certain of which are still in the preliminary stages. Developing these emerging applications involves substantial risk and uncertainties due to the fact that titanium must compete with less expensive materials in these potential applications. There can be no assurance that the Company will be able to develop new markets and applications for its products, or as to the time required for such development, or as to the extent to which it will face competition in this regard. If the Company is unable to develop these markets to a substantial degree, management expects that the Company's business would be largely dependent on the cyclical aerospace industry and the emerging golf market.

ENVIRONMENTAL REGULATION

     The risk of environmental contamination is ever-present in the Company's operations. The Company uses and produces substantial quantities of substances, chemicals and compounds that have been identified as hazardous or toxic under federal, state and local environmental and worker safety and health laws and regulations. In addition, at its Albany, Oregon facility, the Company uses substantial quantities of titanium tetrachloride, which is classified as extremely hazardous under federal environmental laws. The Company has used such substances and compounds throughout its history and has undertaken some remediation to alleviate concerns over past releases or disposal practices. While the Company takes environmental, safety and health precautions appropriate for the industry, the Company's operations pose an ongoing risk of accidental releases of, and worker exposure to, hazardous or toxic substances. In addition, the Company is subject to a wide range of government environmental requirements, including the extensive regulation of air and water emissions and waste management. Environmental regulation or its enforcement may become more stringent in the future. The Company is also subject to certain consent orders relating to environmental remedial action. There can be no assurance that the Company will not face costs and liabilities as a result of environmental regulation which could have a material adverse effect on the Company, its financial condition or its prospects.

LABOR; REOPENING OF LABOR CONTRACTS

     As of March 31, 1996, all of the hourly production and maintenance workers (approximately 360) at the Albany, Oregon and Frackville, Pennsylvania manufacturing facilities of the Company were represented by labor unions. In August 1994, the Company and the union representing the Albany, Oregon employees agreed upon a new labor contract which will continue through July 2000. This contract can be reopened by either party after three years to address economic issues. The contract covering the Frackville, Pennsylvania employees was negotiated in September 1994 and will continue for three years. There can be no assurance that the collective bargaining agreement for the Company's Albany facility will not be reopened or that the agreements entered into following the expiration of the existing agreements will not have a material adverse effect on the Company, its financial condition or its prospects.

DILUTION

     Purchasers of Common Stock in the Offerings will experience immediate and substantial dilution of, and present shareholders will receive a substantial increase in, the book value of their shares of Common Stock. After the sale of the Common Stock offered hereby, authorized but unissued shares of Common Stock may be issued as authorized from time to time by the Company's Board of Directors without further action by its shareholders.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS

     Certain provisions of the Company's Amended Articles of Incorporation and Oregon law could discourage potential acquisition proposals and could delay or prevent a change in control of OREMET. In the election of directors, each shareholder has cumulative voting rights and is therefore entitled to cast a number of votes equal to the number of shares held by the shareholder multiplied by the number of directors to be elected. These votes may all be cast for a single nominee or distributed in any proportion among any number of nominees. The Company's Articles provide that in the event that less than 25% of the outstanding Common Stock of the Company is held by the ESOP and/or the 401(k) Plan, management's nominees to the Board of Directors must include (i) one person selected by the union employees and (ii) one person selected by the non-union employees of OREMET. Furthermore, certain provisions of Oregon law regulate certain transactions between the Company and certain holders of Common Stock.

VOLATILITY OF STOCK PRICE AND SHARES ELIGIBLE FOR FUTURE SALE

     There have been periods of high volatility in the stock markets, which in many cases were unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock. The Common Stock has recently been traded at a high volume and the prices for the Common Stock have increased significantly since the beginning of 1996. General market price declines, market volatility, and factors related to the general economy or the Company in the future could adversely affect the price of the Common Stock. In addition, the ESOP was recently amended to allow participants to diversify or withdraw a greater percentage of Common Stock from their accounts from 40%, in 15% monthly increments, up to a maximum of 85% (effective July 30, 1996). As of June 25, 1996, the maximum diversification percentage was 70%. ESOP participants can elect to withdraw shares or transfer the shares into approved investment funds in which the shares may be held or sold. As of May 31, 1996, the ESOP trust held 2,182,018 shares of Common Stock for its approximately 300 ESOP participants.

                                  USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock being offered hereby are estimated at approximately $96.8 million. The Company intends to use approximately $32 million for the construction, equipment and facility costs for a new EB furnace and related upgrade of scrap reprocessing facilities, approximately $27 million to repay all outstanding indebtedness under the Company's U.S. credit facility, approximately $15 million for the expansion of the Company's distribution business through the opening or acquisition of service centers in new markets, and approximately $7 million for capital expenditures. Any excess proceeds are anticipated to be used for working capital and general corporate purposes. In addition, the Company intends to seek acquisitions which would further expand its business. Until applied for the foregoing purposes, net proceeds will be invested in short-term investments.

     The Company intends to construct a new 20 million pound capacity EB furnace beginning in the third quarter 1996. The construction and production ramp-up period are expected to take approximately 18 months. In addition to the increased melt capacity, the Company believes that the EB furnace will result in lower production costs, greater flexibility in using various types of scrap inputs and a greater range of products. The Company may evaluate an investment in a joint venture as an alternative to constructing a new EB furnace. See "Business - Electron Beam Furnace" and "Risk Factors."

     Borrowings under the Company's U.S. credit facility bear interest at a weighted average interest rate of 8.6% (as of March 31, 1996). The Company has the option to borrow under this facility at either the bank's reference rate plus 1.5% or LIBOR plus 2.5%. The facility matures in September 1997 and has recently been amended to, among other things, increase the borrowing availability under the facility to a maximum of $35 million and to increase the annual capital expenditure limit. Upon completion of these Offerings, the Company intends to enter into a new $50 million U.S. credit facility.

                                  CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1996 and as adjusted for the sale by the Company of 3,500,000 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment options) and to reflect (i) receipt by the Company of the estimated net proceeds from the Offerings (assuming a public offering price of $29.25 per share for the Common Stock and after deduction of estimated expenses and underwriting discounts) and (ii) application of a portion of the estimated proceeds to repay borrowings as discussed herein under "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" related thereto, included elsewhere herein.

          March 31,
1996            Actual As
Adjusted(1) Debt: (in thousands) Short-term debt (including current portion of long-term debt). . . . . . . . . . . . . . . . .  $1,406 $1,406
Long-term debt (less current portions):
 U.S. revolving credit agreement 23,276 -----
 Subordinated loan from Kamyr, Inc. 4,200 4,200
 Obligations under capital leases 1,015 1,015
 County Industrial Development Authority loan
    153    153      Total long-term debt . . . .
 28,644  5,368      Total debt . . . . . . . . .
 30,050  6,774 Shareholders' equity:
   Common stock, $1.00 par value; shares
   authorized, 25,000; shares issued and
   outstanding, 11,214; 14,714 shares issued and
   outstanding as adjusted(2). . . . . . . . . .
11,214
14,714 Additional paid-in capital. . . . . . . .  40,653 133,909
 Retained earnings 19,890 19,890
 Cumulative foreign currency translation
   adjustment. . . . . . . . . . . . . . . . . .
     (60)     (60)      Total shareholders' equity
  71,697 168,453      Total capitalization . . .
                     $101,747 $175,227
 (1)                                                        If the
                                                            Underwriters'
                                                            over-
                                                            allotment
                                                            option is
                                                            exercised in
                                                            full, total
                                                            shareholders'
                                                            equity and
                                                            total
                                                            capitalizatio
                                                            n, as
                                                            adjusted,
                                                            would be
                                                            $183,041 and
                                                            $189,816
                                                            respectively.
                                                            (2)Does not
                                                            include
                                                            approximately
                                                            252 shares
                                                            issuable upon
                                                            exercise of
                                                            stock options
                                                            and
                                                            approximately
                                                            368 shares
                                                            issuable
                                                            pursuant to
                                                            the Company's
                                                            stock
                                                            compensation
                                                            plan and
                                                            stock warrant
                                                            agreement.
                                                            Also,
                                                            excludes
                                                            approximately
                                                            1,144
                                                            additional
                                                            shares
                                                            reserved for
                                                            future
                                                            issuance
                                                            under the
                                                            Company's
                                                            stock
                                                            compensation
                                                            plans.  See
                                                            "Management -
                                                            Stock Related
                                                            Compensation
                                                            Plans" and
                                                            "Description
                                                            of Capital
                                                            Stock."

                                     DILUTION

     At March 31, 1996, the Company had net tangible book value of $70,434, or $6.28 per share of Common Stock (based on 11,214,000 shares outstanding). Assuming that the 3,500,000 shares of Common Stock offered hereby had been sold at March 31, 1996 at a price of $29.25 per share (the last reported sale price of the Common Stock on the Nasdaq on June 25, 1996), the Company's net tangible book value would have been $167,190 or $11.36 per share of Common Stock. This represents an immediate dilution of $17.89 per share to new investors purchasing Common Stock. Net tangible book value per share is determined by dividing the difference between tangible assets and liabilities by the number of shares of Common Stock outstanding. The following table illustrates the per share dilution:

     Assumed public offering price per share . . . . . .        $29.25

     Net tangible book value per share at March 31, 1996  $ 6.28

     Increase in net tangible book value per share after the
       Common Stock offered hereby is sold . . . . .     5.08

     Pro forma net tangible book value per share after the
       Common Stock offered hereby is sold . . . . . .           11.36

     Dilution per share to new investors . . . . . . .          $17.89

     If the Underwriters were to exercise in full their over-allotment options, the Company's pro forma net tangible book value, assuming the sale of Common Stock offered hereby, would have been $11.93 per share of Common Stock, which would result in dilution to new investors of $17.32 per share.

     The following table summarizes, on a pro forma basis as of March 31, 1996, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid (before deducting the underwriting discounts and estimated offering expenses), and the average price per share paid by the existing shareholders and by the investors purchasing shares of Common Stock in the Offerings based upon a public offering price of $29.25 per share):

                        Shares Purchased  Total ConsiderationAverage Price
                         Number  Percent    Amount   Percent  Per Share

     Existing shareholders       11,214     76.2%  $ 51,867     33.6%$4.63
     New investors . . . 3,500    23.8%   102,375     66.4%    $29.25
       Total . . . . . .14,714   100.0%  $154,242    100.0%

     The foregoing tables assume no exercise of any outstanding stock options or warrants to purchase Common Stock after March 31, 1996. As of March 31, 1996, there were approximately 252,000 shares of Common Stock issuable under the Company's stock option plan at a weighted average exercise price of $30.25 per share, and 367,539 shares of Common Stock issuable pursuant to the Company's stock compensation plans and the stock purchase warrant at a weighted average exercise price of approximately $8.15 per share. The tables do not include approximately 1,144,000 shares of Common Stock reserved for future issuance under the Company's stock compensation plans. To the extent that these outstanding options and warrants are exercised, the dilution would be $17.29 per share to new investors. See "Management - Stock Related Compensation Plans" and
note 10 to the Company's Consolidated Financial Statements.
                  PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the Nasdaq under the symbol "OREM." The following table sets forth, for each of the quarterly periods indicated, the high and low sale prices for the Common Stock as reported on the Nasdaq.

         YEAR                           HIGH        LOW

         1994
         First Quarter                $ 6.750    $4.750
         Second Quarter                 6.375     4.375
         Third Quarter                  6.250     5.250
         Fourth Quarter                 8.375     5.625

         1995
         First Quarter                $ 8.250   $ 6.000
         Second Quarter                 9.625     6.563
         Third Quarter                 13.500     9.375
         Fourth Quarter                12.500     9.125

         1996
         First Quarter                $22.125   $11.000
         Second Quarter (through June 25, 1996)  35.00017.625


     On May 31, 1996 there were 11,346,668 shares of the Common Stock outstanding, of which 2,182,018 shares (approximately 19% of the total outstanding shares) were held of record by the Company's ESOP for the benefit of its participants.

     A recent last reported sale price of the Common Stock on the Nasdaq is set forth on the cover page of this Prospectus.

     The Company has not paid dividends on its Common Stock since 1991. The declaration of dividends is at the discretion of the Board of Directors of the Company. Under the terms of the Company's U.S. credit facility, annual cash dividends are limited to the lesser of 50% of net income or $1.8 million per year. Upon completion of the Offerings, the Company intends to enter into a new
U.S. credit facility.                              SELECTED FINANCIAL DATA

     The selected financial data for each of the years in the five-year period ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company, and the selected financial data for the three-month periods ended March 31, 1995 and 1996 have been derived from the unaudited consolidated financial statements of the Company. The Company's categories of sales, shipments and employee data have been derived from the Company's reports. The Company uses a fiscal year ending on December 31 of each year.

     The following selected financial data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company (including in each case the notes thereto) included elsewhere in this Prospectus.

                                   Year Ended            Three Months Ended
                                     December 31,
                                    March 31,
                       1991   1992    1993  1994(1)   1995   1995   1996
               (In thousands, except employee and per share data)(unaudited)

STATEMENT OF OPERATIONS DATA:
Net sales:
  Sponge . . . . . .  $17,221$13,268 $19,391$12,360 $10,558 $2,168 $3,210
  Ingot. . . . . . .  20,686 14,955   9,963 14,992 22,315   4,187  9,143
  Mill products. . .   6,452 22,412  19,860 22,752 46,839   8,990 18,645
  Castings . . . . .   6,480  4,890   4,473  6,442  7,225   1,541  2,160
  Distribution . . .   -----  -----   ----- 11,517 54,455  13,092 16,660
  Other. . . . . . .   3,402  1,260   1,664  3,103  5,461     860  1,491
  Total net sales. .  54,241 56,785  55,351 71,166146,853  30,838 51,309
Cost of sales. . . .  57,432 57,770  52,636 64,527131,002   (2)    25,50640,948
  Gross profit (loss)        (3,191)        (985)   2,715   6,639 15,8515,332
10,361
Research, technical and product
  development expenses          353     729    773  1,376   1,595    365617
Selling, general and administrative
  expenses . . . . .   4,954  4,020   5,124  7,517 14,512   3,400  4,290
Provisions for environmental costs(3)       -----     200     970    240-------
- ---  . . . . . .-----
Restructuring costs(4) -----  -----   2,027  -----  -----   -----  -----
  Income (loss) from operations      (8,498)        (5,934)        (6,179)
(2,494). . . . . . .  (256)   1,567   5,454
Interest income. . .   1,191    847     816    391  -----   -----  -----
Interest expense . .    (477)        (689)    (532)  (606) (2,104)      (575)
(634)
Minority interests(1)  -----  -----   -----    (29)  (480)   (106)      (225)
  Income (loss) before income
    taxes and cumulative effect of
    changes in accounting principles        (7,784)(5,776) (5,895)      (2,738)
  (2,840). . . . . .  886    4,595
Income tax benefit (expense)         3,099   1,654  1,797     715    425(5)(351)
(1,250)(5)
  Income (loss) before cumulative effect
    of changes in accounting principles     (4,685)         (4,122)     (4,098)
  (2,023). . . . . .  (2,415)        535    3,345
Cumulative effect of changes in
  accounting principles       -----     (69)(6)     -----   -----  ------------
- ---
  Net income (loss). $(4,685)        $(4,191)       $(4,098)       $(2,023)
$(2,415) . . . . . .  $535   $3,345

Per common share:
  Income (loss) before cumulative
    effect of changes in accounting
    principles . . .   $(.44)        $(.38)         $(.38)  $(.18)      $(.22)
$.05 . . . . . . $.30

Weighted average common shares
  and equivalents outstanding        10,603 10,754 10,839  11,001 11,21911,055
11,327 . . . . . . .

                                    Year Ended            Three Months Ended
                                     December 31,
                                    March 31,
                       1991   1992    1993  1994(1)   1995   1995   1996
               (In thousands, except employee and per share data)(unaudited)


BALANCE SHEET DATA:
Working capital. . .  $39,291$37,296 $36,467$49,082 $63,769 $53,972$72,727
Total assets . . . .  86,520 85,701  83,326111,972133,077 119,698147,037
Long-term debt, including current
  maturities . . . .   8,250  8,100   4,750 17,177 27,362  20,489 30,050
Shareholders' equity  68,436 68,402  67,065 67,282 65,887  68,024 71,697

OTHER OPERATING DATA:
EBITDA(7). . . . . .  $(4,306)    $  (1,352)     $  (1,426)     $  1,882$3,896$
2,587. . . . . . . .$ 6,610
Cash flows provided by (used in):
  Operating activities          961   7,454    841 (4,459)(10,969)      (3,834)
  (2,559)
  Investing activities       (3,165)(11,201)        (1,974)        (2,680)
  (2,248). . . . . .  (602)  (1,162)
  Financing activities       (3,592)  2,278   (921) 8,754  12,145  3,3324,331
     Total . . . . .  (5,796)        (1,469)        (2,054)        1,615(1,072)
     (1,104) . . . .     610

Product shipments
  (in pounds):
  Ingot. . . . . . .   4,297         3,447   2,319  3,517   4,418    8881,591
  Mill Products. . .   2,172         1,892   3,119  3,540   6,705  1,4422,162
Product sales:
  Aerospace. . . . .  $39,596     $  45,428   $  42,620  $43,254$67,148$12,594
$ 19,950
  Non-aerospace. . .  14,645         11,357         12,731 27,912 79,70518,244
31,359
Active employees at period end          354         359     310    482  580500
605
Order backlog at period end(8)    $  33,000         $28,000 $18,000$44,000$
105,000. . . . . . .$ 48,000      $  134,000

(1)Includes Titanium Industries, Inc., after its acquisition by the Company on September 20, 1994. Minority interests represent the minority shareholder's 20% interest in the net income of TI.

(2)A provision for a loss on long-term agreements of $4,417 was recorded in the fourth quarter of 1995. See note 6 to the Consolidated Financial Statements.

(3)See note 11 to the Company's Consolidated Financial Statements.

(4)See note 13 to the Company's Consolidated Financial Statements.

(5)The Company reported a provision for income taxes of $1.3 million, or an effective tax rate of 27% for the first quarter of 1996. The difference between the federal and state combined statutory tax rate of 39% and the effective tax rate of 27% for the first quarter of 1996 was primarily due to a change in the Company's deferred tax asset valuation allowance, reflecting the belief that it is more likely than not that the deferred tax assets will be realized by the Company. The Company's 1995 effective tax benefit rate on the net loss before income tax benefit is 15%. The Company's income tax rate varied from the normally expected statutory rate because the valuation allowance was established for certain deferred tax assets.

(6)The cumulative effect of changes in accounting principles reflects the adoption of SFAS No. 109, "Accounting for Income Taxes," which resulted in the recognition of $0.6 million, or $0.05 per share, of income. Simultaneously, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which resulted in the recognition of $0.7 million, or $0.06 per share, of expense, net of tax benefits of $0.4 million. The combined effect of adopting SFAS No.'s 109 and 106 was the recognition of $69, or $0.01 per share, of additional expense.

(7)EBITDA represents income (loss) before cumulative effect of accounting changes plus income taxes, interest expense, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of cash flow and the ability to service debt. EBITDA should not be considered as an alternative to, or more meaningful than, operating income, net income or cash flow as an indicator of the Company's performance.

(8)Order backlog is defined as firm purchase orders scheduled for delivery during the subsequent twelve-month period (which are generally subject to cancellation by the customer upon payment of specified charges).
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO OF THE COMPANY. THE FOLLOWING INFORMATION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND EVENTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

OVERVIEW

     Historically, aerospace applications in both the commercial and military sectors have accounted for a majority of U.S. titanium consumption. The aerospace industry has been characterized by severe cyclicality, which has had a significant impact on the sales and profitability of titanium producers, including OREMET. The last cyclical peak for the titanium industry occurred in the 1988-1990 period, when domestic industry mill product shipments averaged over 50 million pounds per year. In 1991, U.S. titanium industry mill product shipments declined by approximately 35% to 34 million pounds. This decline was primarily due to lower demand resulting from a slump in commercial aerospace and the curtailment or cancellation of military programs as the Cold War ended.
Data reported by the USGS indicate that industry shipments reached approximately 36 million pounds in 1993 but dropped to about 35 million pounds in 1994.

     The USGS reported that in 1995, U.S. industry shipments of titanium mill products increased by 26% over 1994 levels to 44 million pounds, and mill product shipments in the first quarter of 1996 totaled approximately 12 million pounds. The improvement in industry shipments was the result of an increase in demand in the commercial aerospace market and the emergence of new uses of titanium metal, primarily in golf clubheads. Reported orders for new commercial aircraft have increased significantly, particularly for wide body planes such as the Boeing 777, which use a greater percentage of titanium per plane than narrow body aircraft. The Company believes that industry mill product shipments to the commercial aerospace market increased by more than three million pounds to 20 million pounds in 1995. While shipments to the military industry have fallen below delivery levels in the 1980s as a result of reduced defense budgets, this decline has been offset by demand from new markets. The Company believes that in 1996, shipments to the golf market, which were 1.5 million pounds in 1994, will exceed 8 million pounds and be greater than shipments to the entire military sector.

STRATEGY AND OUTLOOK

     Beginning in 1993, several members of the Company's current executive management team, including Carlos E. Aguirre, the President and Chief Executive Officer, joined the Company from other companies within the titanium industry. The new management implemented a plan to: (i) diversify the Company's revenue base from a market, customer and product perspective, (ii) develop and establish a major presence in new markets, (iii) expand the Company's distribution and service center business and (iv) increase production levels while improving product quality. Commercial aerospace-related sales represented approximately 46% of net sales in 1995, compared to approximately 77% of net sales in 1993. International sales have increased from 13% of net sales in 1993 to 20% of net sales in 1995. Sales for non-aerospace applications have increased from $12.7 million in 1993 to $79.7 million in 1995. The Company has devoted significant resources to develop its presence in new markets.

     The Company believes it is the market leader in shipments to the golf industry, with 1995 shipments of 1.8 million pounds and 1996 shipments anticipated to be approximately five million pounds. New markets where the Company has also established a presence include armor for sale to the military and high purity sponge for the electronics industry. The Company also developed a process to produce titanium aluminide ingots, primarily for use by the aerospace industry. In addition, the Company has instituted synchronized manufacturing techniques and additional programs to improve cycle time and yield. The Company intends to continue to focus on the following strategic objectives: (i) maintain leadership in new market applications and products,
(ii) benefit from vertical integration and scrap handling capabilities,
(iii) expand its service center business, (iv) invest in a new EB furnace and
(v) improve financial flexibility.

     On September 20, 1994, the Company completed the acquisition of TI for $13.5 million. TI operates full-line titanium metal service centers in the U.S., Canada, U.K. and Germany, and also produces small diameter titanium bars, weld wire and fine wire. The acquisition was accounted for as a purchase, with the results of TI included in the Company's financial statements from the acquisition date. TI sells its products primarily to industrial markets and to a lesser extent, the commercial aerospace market. Historically, TI's service centers have reported results that are more stable and less cyclical than the Company's core manufacturing business. The acquisition of TI has enhanced the Company's revenue diversification and its ability to identify promising new market opportunities.

     OREMET has historically utilized large amounts of low cost scrap in its melting operations. The Company believes that the ability to efficiently consume different types of scrap will become increasingly important as the demand for titanium increases. In order to meet this increased demand, the Company intends to construct a new EB furnace which will also reduce production costs and broaden its product range. The Company estimates that the EB furnace will be operational during the first half of 1998. See "Business - Electron Beam Furnace" and "Risk Factors."

     The Company's twelve-month order backlog has increased from $44 million as of December 31, 1994 to $134 million as of March 31, 1996. OREMET's backlog is based on firm purchase orders scheduled for delivery during the subsequent twelve-month period. Beginning in the second half of 1995 and continuing to the present, the Company has experienced a significant increase in requests for quotations as well as increased orders and prices on accepted orders. The increase in demand is primarily a result of the recovery in the commercial aerospace market and the growth of the golf clubhead market. Because of the strong demand, the Company has been increasingly selective in the new orders that it accepts. In addition, the Company delayed opening its first quarter 1997 order book until early June 1996 in order to better assess future raw material costs. The Company expects to commence accepting orders for second quarter 1997 beginning in early July 1996.

     The increase in demand for titanium products has resulted in higher prices for certain raw materials used by the Company, including titanium scrap, titanium sponge and alloying materials. During 1995, the Company's profitability was negatively impacted by higher raw material costs and fixed price long-term sales agreements with certain customers, primarily in the commercial aerospace industry. The Company recorded a $4.4 million provision in the fourth quarter of 1995 to recognize anticipated losses on existing long-term agreements ("LTAs") as a result of higher raw material costs. Starting with the first quarter of 1996, the Company added price indices in order to more directly link changes in raw material costs to its contracts. The Company has also instituted price increases for certain of its long-term sales agreements which were entered into prior to 1996. However, there can be no assurance as to the Company's continuing ability to recover raw material cost increases. The future profitability of the Company's fixed price LTAs is subject to change based upon the Company's costs of production.

RESULTS OF OPERATIONS

     The following table sets forth certain operating items of the Company's consolidated results of operations as a percentage of net sales for each of the years in the five-year period ended December 31, 1995, and for the quarters ended March 31, 1995 and March 31, 1996.
                                   Year Ended            Three Months Ended
                                  December 31,
March 31, (unaudited)
                       1991   1992    1993   1994    1995   1995   1996

Net sales. . . . . . .100.0%  100.0% 100.0% 100.0%  100.0%  100.0%100.0%

Gross profit (loss)(1) (5.9)   (1.7)   4.9    9.3    10.8    17.3  20.2

Income (loss) from operations(1)     (15.7) (10.4)  (11.2)   (3.5) (0.2)5.110.6

Net income . . . . . . (8.6%)  (7.4%) (7.4%) (2.8%)  (1.6%)   1.7%  6.5%
______________

(1) A provision for a loss on LTAs of $4.4 million was recorded in the fourth quarter of 1995. Gross profit and income from operations, exclusive of this provision, as a percentage of net sales would have been 13.8% and 2.8% in 1995, respectively.

 Quarterly Results of Operations

     The following table presents the Company's unaudited consolidated quarterly financial data for fiscal years 1994 and 1995, and the first quarter of 1996. Although the Company's business is not seasonal, growth rates of sales and profits have varied from quarter to quarter as a result of the purchase of TI in September 1994, the timing of new products, industry cyclicality and general U.S. and international economic conditions.


                                  (in millions)
                      1994 Quarters            1995 Quarters         1996
Quarters
                  FirstSecondThirdFourthFirstSecond(1)ThirdFourth(1)First
Net sales. . . .$ 13.3$ 14.5$ 17.0$ 26.4$ 30.8$ 35.1$ 41.2$ 39.7 $51.3
Gross profit . .   0.9  0.7   1.7   3.3  5.3   5.3   4.1  1.1     10.4
Income (loss)
  from Operations      (1.7) (0.9) (0.6) 0.7   1.6   1.4  0.1     (3.4)5.5
Net income (loss)    $ (1.1)$ (0.6)$ (0.4)$ 0.1$ 0.5$ 0.5$ (.4) $ (3.0)$ 3.3


(1)
  During the second quarter of 1995, the Company reported a pre-tax charge to income of $1.3 million to reflect the impact of projected conversion costs on long-term agreements which were in excess of selling price. During the fourth quarter of 1995, the Company reported a pre-tax charge to income of $4.4 million to reflect the impact of increased raw material costs on long-term agreements.

Comparison of First Quarter 1996 to First Quarter 1995

     NET SALES. Net sales were $51.3 million for the first quarter of 1996, an increase of 66% over the first quarter of 1995 sales of $30.8 million. The increase in sales was primarily driven by increased demand and higher prices for both the Company's manufactured and service center products.

     TITANIUM SPONGE. During the first quarter of 1996, the Company's integrated sponge facility operated at near capacity, primarily supplying the Company's internal demand for titanium sponge as well as sales to RMI under a long-term titanium sponge conversion agreement. Sales of titanium sponge and sponge conversion services increased 48% to $3.2 million from $2.2 million for the first quarter of 1996 compared to the first quarter of 1995. Sponge shipments increased 26% and the average sponge price per pound increased. The increase in the average price per pound can be attributed to sales of high purity sponge, which the Company started commercially producing in limited quantities in 1995. The Company projects that it will continue to operate its sponge facility at near capacity with substantially all production being utilized for internal consumption or for supply to RMI. The Company is presently supplementing its sponge production with purchases from other producers.

     INGOT. Sales of ingot increased 118% to $9.1 million for the first quarter of 1996 compared to $4.2 million for the first quarter of 1995. Ingot shipments increased 79% and the average ingot price per pound increased. The Company operated its melt facilities at near capacity during the first quarter of 1996 and expects to continue to do so for the remainder of 1996. The Company produces ingot for both internal use in its mill products division and for sale primarily to aerospace customers.

     MILL PRODUCTS. The Company produces or contracts for outside production of a variety of mill products including: billet, bar, plate, sheet and engineered parts. Mill product sales increased 107% to $18.6 million for the first quarter of 1996 compared to $9.0 million for the first quarter of 1995. Shipments of mill products increased 46% and the average price per pound increased. Sales to producers of aerospace components and golf clubheads are responsible for a substantial portion of the growth in mill product sales.

     CASTINGS. Sales of castings increased 40% to $2.2 million for the first quarter of 1996 compared to $1.5 million for the first quarter of 1995. The Company is operating at a higher production rate in 1996 and is expanding its casting facilities.

     DISTRIBUTION. The Company's service centers market a wide variety of mill products including engineered parts that are manufactured by various producers. During the first quarter of 1996, sales of service center products increased 27% to $16.7 million compared to $13.1 million for the first quarter of 1995. Both shipments and pricing for service center products increased in the first quarter of 1996.

     COST OF SALES AND GROSS PROFIT. Cost of sales for the first quarter of 1996 increased 61% to $40.9 million, compared to $25.5 million in the first quarter of 1995. The primary reasons for the increase in cost of sales were increased shipments, coupled with rising raw material and conversion costs. However, the Company's gross profit margin increased to 20.2% for the first quarter of 1996 from 17.3% for the first quarter of 1995, as a result of higher prices and improved production efficiencies.

     RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT EXPENSES. Research, technical and product development expenses ("RT&D") increased by $0.3 million for the first quarter of 1996 to $0.6 million from the comparable quarter of 1995. The main focus of RT&D is to develop enhanced production procedures, provide customers with required technical support and develop new products and markets. RT&D works jointly on projects with customers, research agencies and universities.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses ("SG&A") increased $0.9 million, or 26%, for the first quarter of 1996 to $4.3 million from $3.4 million in the comparable quarter of 1995. As a percentage of sales, SG&A decreased to 8.4% in the first quarter of 1996 from 11.0% in the first quarter of 1995.

     INTEREST EXPENSE. Interest expense increased $0.1 million to $0.6 million in the first quarter of 1996 compared to the first quarter of 1995, resulting from an increase in borrowing needed to fund expanded operating levels.

     PROVISION FOR INCOME TAXES. The Company reported a provision for income taxes of $1.3 million, or an effective tax rate of 27% for the first quarter of 1996 compared to $0.4 million, or an effective tax rate of 40% for the comparable period in 1995. The difference between the federal and state combined statutory tax rate of 39% and the effective tax rate of 27% for the first quarter of 1996 is primarily due to a change in the Company's deferred tax asset valuation allowance, reflecting the belief that it is more likely than not that the deferred tax assets will be realized by the Company.

     NET INCOME. The Company reported net income of $3.3 million, $0.30 per share, for the first quarter of 1996 compared to a net income of $0.5 million, $0.05 per share, for the comparable period in 1995.

Comparison of 1995 and 1994

     NET SALES. Net sales increased 106% to $146.9 million in 1995, compared to $71.2 million in 1994. 1995 represented the first complete year in which TI results were consolidated with the Company. On a pro forma basis, as if TI had been included in results for all of 1994, the sales increase in 1995 would have been 53%. The increase in sales was primarily driven by increased demand and higher prices for both the Company's manufactured and service center products.

     TITANIUM SPONGE. Sales of titanium sponge and sponge conversion services decreased 15% to $10.6 million in 1995, compared to $12.4 million in 1994. Sponge shipments decreased 18% and average sponge prices per pound increased. Sales of titanium sponge have decreased due to greater internal consumption by the Company. During the second half of 1995, the Company's integrated sponge facility operated at near capacity, primarily supplying the Company's internal demand for titanium sponge and sales to RMI under a long-term titanium sponge conversion agreement.

     INGOT. Sales of ingot increased 49% to $22.3 million in 1995, compared to $15.0 million in 1994. Ingot shipments increased 26% and the average ingot price per pound also increased. The Company began operating its melt facilities at near capacity during the second half of 1995. The increase of sales is primarily due to higher demand from the aerospace industry.

     MILL PRODUCTS. Mill product sales increased 106% to $46.8 million in 1995, compared to $22.8 million in 1994. Shipments of mill products increased 89% and the average price per pound increased. During 1995, mill products sales increased across all product lines. Sales to the producers of golf clubheads had a favorable effect on 1995 mill product sales.

     CASTINGS. Sales of castings increased 12% to $7.2 million in 1995, compared to $6.4 million in 1994. During the fourth quarter of 1995, a significant competitor of the Company discontinued its casting operations which had a positive impact on casting orders and sales.

     DISTRIBUTION. Sales of service center products were included for a full year in 1995, compared to approximately three months in 1994. During 1995, both shipments and pricing for service center products increased. The markets served by the Company's service centers, which were entered by the Company with the acquisition of TI, displayed strong growth during 1995.

     COST OF SALES AND GROSS PROFIT. Cost of sales for 1995 increased 103% to $131.0 million, compared to $64.5 million in 1994. TI's cost of sales were included for a full year in 1995, compared to approximately three months in 1994. The primary reasons for the increase in cost of sales were increased shipments coupled with rising raw material costs. The Company's gross profit margin increased to 10.8% in 1995 from 9.3% in 1994.

     The Company recorded a provision for loss on LTAs of $4.4 million in the fourth quarter of 1995 to cover estimated losses on LTAs with certain aerospace customers. The provision for losses on LTAs was charged to cost of sales. The Company's most significant unfavorable LTA expires during the third quarter of 1997. In response to the changing market conditions, the Company has negotiated more favorable terms on many of its LTAs and has instituted raw material cost indices.

     RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT EXPENSES. RT&D increased $0.2 million to $1.6 million compared to $1.4 million in 1994. RT&D salaries and related expenses increased in 1995 compared to 1994, reflecting an increase in technical personnel to support the Company's long-term commitments for research, development of new products and improvements in operating processes.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A increased $7.0 million, or 93%, in 1995 to $14.5 million from $7.5 million in 1994. The inclusion of TI for a full year in the Company's 1995 results is the primary reason for the increase in the Company's SG&A. In response to an increased activity level, all departments included in the SG&A category added personnel during 1995. However, as a percentage of sales, SG&A decreased to 9.9% in 1995 from 10.6% in 1994.

     INTEREST EXPENSE. Interest expense increased by $1.5 million to $2.1 million in 1995 compared to $0.6 million in 1994. The increase in interest expense in 1995 compared to 1994 is the direct result of the purchase of TI in September 1994 and increased borrowing required to support the Company's increased operating levels.

     INCOME TAX BENEFIT. The Company's 1995 effective tax rate on the net loss before income tax benefit is 15%. The Company's income tax rate varied from the normally expected statutory rate due to differences between book and tax income for which recognition of a deferred tax asset was not considered appropriate.

     NET LOSS. The Company reported a net loss of $2.4 million, $0.22 per share, for 1995 compared to a net loss of $2.0 million, $0.18 per share, for 1994.

Comparison of 1994 to 1993

     NET SALES. Net sales increased 29% to $71.1 million in 1994, compared to $55.4 million in 1993. The Company's 1994 net sales include $11.5 million of sales attributable to TI. Net sales of ingot, mill products and castings increased 29% to $44.2 million in 1994 from $34.3 million in 1993. The expansion in sales across the Company's primary product lines reflected a strengthening general economy. The increase in revenue for these products was primarily the result of increased shipments; average prices remained stable between the two periods. Sales of titanium sponge and sponge conversion services decreased 36% to $12.4 million in 1994. The decrease in sales and conversion of titanium sponge was a direct result of competition from lower priced titanium sponge available principally from the FSU.

     COST OF SALES AND GROSS PROFIT. Cost of sales for 1994 increased 22.6% to $64.5 million compared to $52.6 million in 1993. The change was primarily due to the increase in volume. As a result, gross profit margin increased to 9.3% in 1994 from 4.9% in 1993.

     RESTRUCTURING COSTS. During 1993 the Company recorded a non-recurring provision for restructuring costs of $2.0 million as a result of severance benefits to salaried employees. No additional restructuring charges were incurred during 1994.

     PROVISION FOR ESTIMATED ENVIRONMENTAL COSTS. In 1994, the Company recorded a provision for estimated environmental costs of $0.2 million, compared to $1.0 million in 1993.

     RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT EXPENSES. RT&D expenses increased in 1994 to $1.4 million from $0.8 million in 1993 as a result of the Company's increased emphasis on new product development and technical support.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A increased 47% in 1994 to $7.5 million from $5.1 million in 1993. The addition of TI represented $1.7 million of the 1994 increase in SG&A. SG&A as a percentage of sales increased to 10.6% in 1994 from 9.3% in 1993.

     INCOME TAX BENEFIT. The Company reported an income tax benefit of $0.7 million, or an effective tax rate of 26% for 1994, compared to a tax benefit of $1.8 million, or an effective tax rate of 31% for 1993.

     NET LOSS. The Company reported a net loss of $2.0 million, $0.18 per share, for 1994 compared to a net loss of $4.1 million, $0.38 per share, for 1993.

LIQUIDITY AND CAPITAL RESOURCES

     OVERVIEW. Net cash used in operating activities totaled $2.6 million for the first quarter of 1996, compared to $3.8 million for the comparable period of 1995. Increases in sales and the sales backlog accounted for the increased levels of accounts receivable and inventory, which represented the primary uses of cash for the quarter. Net cash used in operating activities totaled $11.0 million in 1995 compared to $4.5 million for 1994. Working capital increases required to support the sharp increase in operating levels were responsible for the most significant portion of the cash used by the Company's operating activities in 1995. The increase in the amount of cash flow used in operating activities is a trend which began in the second quarter of 1994, consistent with the Company's experience of increasing sales, sales order backlog and production.

     During the first quarter of 1996, the Company incurred $1.3 million in expenses relating to its Stock Compensation Plans and Savings Plan. During 1995, the Company incurred $2.7 million in expenses relating to its Stock Compensation Plans and Savings Plan. Liabilities arising under these plans are satisfied by issuing shares of the Common Stock. See "Management--Stock Related Compensation Plans" and note 10 to the Company's Consolidated Financial Statements.

     During the fourth quarter of 1995, the Company incurred a non-cash charge to earnings of $4.4 million to establish a provision for anticipated future losses on fixed price LTAs. See note 6 to the Company's Consolidated Financial Statements.

     Net cash used in investing activities totaled $1.2 million for the first quarter of 1996 compared to $0.6 million for the first quarter of 1995. The Company had additions to property, plant and equipment of $1.1 million in the first quarter of 1996. Net cash used in investing activities totaled $2.2 million in 1995 compared to $2.7 million in 1994. The Company had additions to property, plant and equipment of $1.9 million in 1995 and $1.2 million in 1994.

     In 1994, the Company paid $8.2 million, net of cash assumed of $0.8 million, and issued debt to the seller in the amount of $4.5 million for the purchase of TI.

     Net cash provided by financing activities totaled $4.3 million for the first quarter of 1996, compared to $3.3 million for the comparable period of 1995. For the first quarter of 1996, $4.2 million was provided from net borrowings on the Company's credit agreements and book overdraft. Net cash provided by financing activities totaled $12.1 million in 1995, compared to $8.8 million in 1994. For 1995, $11.3 million was provided from net borrowings on the Company's credit facilities and book overdraft, and $1.0 million from a capital lease obligation.

     REVIEW OF SIGNIFICANT WORKING CAPITAL ACCOUNTS. Inventories increased by $5.2 million, or 8% during the first quarter of 1996 while they increased $17.0 million, or 35%, to $66.0 million at December 31, 1995, compared to $49.0 million at December 31, 1994. In addition to an increase in finished goods inventory, increases in raw materials and work-in-process have been made in support of higher production levels. In response to a growing sales backlog, the Company is continuing to raise its production levels. The Company is also experiencing higher raw material and conversion costs, which have increased the cost of the Company's inventory.

     Accounts receivable increased by $7.1 million, or 28% during the first quarter of 1996, while they increased $5.5 million, or 27%, to $25.9 million at December 31, 1995, compared to $20.4 million as of December 31, 1994. The increase in accounts receivable is consistent with the Company's increase in sales volume.

     The Company had a book overdraft at March 31, 1996, December 31, 1995 and December 31, 1994 of $3.7 million, $2.0 million, and $0.0 million, respectively. The book overdraft represents Company checks which have been disbursed and are in transit as of the end of the reporting period. When the checks clear the Company's bank, they are funded by draws on the Company's U.S. credit facility to the extent they are not funded by deposits.

     Accounts payable at March 31, 1996 and December 31, 1995 were $17.6 million and $17.0 million, respectively, which are comparable to the December 31, 1994 balance of $16.9 million. Accrued payroll and employee benefits of $6.6 million at March 31, 1996 was essentially unchanged from the balance at December 31, 1995. These amounts increased by $3.7 million or 126% to $6.7 million at December 31, 1995, compared to $2.9 million as of December 31, 1994. Amounts payable in shares of the Common Stock pursuant to the Stock Compensation Plans and Savings Plan account for $1.8 million of the 1995 increase. The balance of the 1995 increase of $1.9 million relates to increased levels of activity in 1995.

     CREDIT AGREEMENTS. The Company may borrow up to $35 million under the terms of a U.S. revolving credit agreement with BankAmerica Business Credit, Inc. ("BABC"). The U.S. credit agreement expires in September 1997. The balance outstanding under the credit agreement as of March 31, 1996 was $23.3 million. As of March 31, 1996, interest charged under the credit agreement was calculated based on BABC's reference rate plus 1.5% or a borrowing option based on LIBOR plus 2.5%.

     As of December 31, 1995, the Company was not in compliance with certain of its financial covenants contained in its BABC credit agreement. The Company obtained a written waiver from BABC on these matters. The U.S. credit agreement was amended as of March 14, 1996 and May 1, 1996 to, among other things, modify the debt to equity ratio covenant and certain other restrictive covenants and to increase the line from $25 to $35 million. The amendments to the covenants were needed for the Company to remain in compliance with certain financial covenants in the U.S. credit agreement in light of increased working capital growth. Upon completion of the Offerings, the Company intends to seek a new $50 million credit facility.

     Titanium International Limited, a subsidiary of TI, has a short-term credit facility with Midland Bank plc, in the U.K., permitting borrowings of approximately $2.3 million. The U.K. credit agreement is subject to renewal on December 31, 1996. The balance outstanding under the U.K. credit agreement as of March 31, 1996 was $0.5 million.

     CAPITAL EXPENDITURES. The Company anticipates that capital expenditures during 1996, other than those related to the EB furnace, will approximate $9 million, of which $7 million will be provided by the proceeds of the Offerings. Capital expenditures required to maintain compliance with applicable environmental regulations are included in the Company's capital expenditure plan to the extent that they can be determined. The Company estimates that it will spend approximately $32 million during 1996, 1997 and 1998 to construct a new EB furnace and to expand its existing scrap recycling facilities to supply input material for this new furnace. The Company has no material open commitments which obligate it to make future capital expenditures. See "Business - Electron Beam Furnace" and "Risk Factors."

     INCOME TAXES. For financial and income tax reporting purposes the Company incurred net losses for 1991 through 1994. The Company is unable to carry back any further losses for federal or state tax refunds. In 1995, the Company reported a loss for financial reporting purposes, but expects to report taxable income for both federal and state income tax reporting purposes. The Company anticipates that it will be able to utilize federal and state net operating loss carryforwards to offset 1995 taxable income, limiting the amount of taxes actually payable to the taxing jurisdictions where it is subject.

     The Company anticipates that in 1996 it will fully utilize its federal net operating loss carryforwards of $3.6 million and will pay federal taxes on any remaining balance of its federal taxable income. The Company has a State of Oregon net operating loss carryforward of $30.0 million which will limit the amount of state taxes paid in 1996. In addition, the Company pays minimal franchise and income taxes in various states and foreign jurisdictions.

     ADEQUACY OF LIQUIDITY AND CAPITAL RESOURCES. The Company's access to borrowing facilities, internally generated cash and the net proceeds from the Offerings are expected to be sufficient to support the Company's operating needs and to finance its continued growth, capital expenditures and repayment of long-term debt obligations.

     NON-U.S. OPERATIONS AND MONETARY ASSETS. Approximately 11% of the Company's 1995 net sales were derived from its service centers in the U.K. and France. Changes in the value of non-U.S. currencies relative to the U.S. dollar cause fluctuations in U.S. dollar financial position and operating results. The impact of currency fluctuations on the Company was not significant in 1995.

     IMPACT OF INFLATION. Inflation can be expected to have an effect on many of the Company's operating costs and expenses. Due to worldwide competition in the titanium industry, the Company may not be able to pass through such increased costs to its customers. The Company believes, however, that such effects have not been material to the Company in the first quarter of 1996 or in the past three years.
                                     BUSINESS

     THE FOLLOWING INFORMATION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND EVENTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

THE COMPANY

     The Company is a leading U.S. integrated producer of titanium sponge, ingot, mill products and castings for use in the aerospace, industrial, golf and military markets. Since 1993, the Company has diversified its revenue base, developed new market opportunities for titanium, expanded its distribution network, increased its production capacity, and improved its manufacturing efficiency. As a result, management believes that it is well-positioned to capitalize on improving and emerging markets in the titanium industry. In 1995, the Company reported net sales of $146.9 million, an operating loss of $0.3 million and a net loss of $2.4 million. During the first quarter of 1996, the Company reported net sales of $51.3 million, operating income of $5.5 million and net income of $3.3 million.

     On September 20, 1994, the Company completed the acquisition of the net assets and subsidiaries of the Titanium Industries Distribution Group from Kamyr, Inc. The acquired business is being operated under the name of Titanium Industries, Inc., an 80% owned subsidiary of OREMET. TI operates full-line titanium metal service centers in the U.S., U.K., Germany and Canada and it produces small diameter titanium bar, weld wire and fine wire. The acquisition was accounted for as a purchase, with the results of TI included in the Company's financial statements from the acquisition date.

     The Company was incorporated in Oregon in 1955 and began operations in 1956. The Company funded its growth internally and through investments by corporate partners. In December 1987, the Company repurchased its Common Stock from its major corporate partner and immediately sold shares of its Common Stock to the ESOP. Initially, the ESOP owned approximately 67% of the Common Stock and at May 31, 1996, the ESOP's ownership interest was approximately 19%.

INDUSTRY OVERVIEW

     Titanium was first commercially produced in the 1950s. Titanium's superior strength-to-weight ratio, stability at high temperatures and corrosion resistance make it well suited for the aerospace and jet engine market. Historically, approximately 70% to 80% of U.S. titanium consumption has been for aerospace applications both in the commercial and military sectors.

     The aerospace industry has historically been characterized by severe cyclicality, which has had a significant impact on the sales and profitability of titanium producers, including OREMET. The last peak in the titanium industry cycle occurred in the 1988-1990 period when domestic industry mill product shipments averaged over 50 million pounds per year. In 1991, U.S. titanium industry shipments declined by approximately 35% to 34 million pounds. This decline was primarily due to lower demand resulting from a slump in the commercial aerospace industry and the curtailment or cancellation of military programs resulting from the end of the Cold War. Data reported by the USGS indicate that domestic industry mill product shipments increased by approximately one million pounds per year in 1992 and 1993, while they dropped to approximately 35 million pounds in 1994. Based on data of the USGS, U.S. mill product industry shipments were approximately 44 million pounds in 1995. Mill product shipments in the first quarter of 1996 totaled approximately 12 million pounds which represents an increase of 29% over the first quarter 1995 as reported by the USGS. The improvement in industry shipments is the result of increased demand from the commercial aerospace industry and from the producers of golf clubheads.

     The aerospace industry is expected to remain the largest source of demand for titanium products. However, many opportunities exist in the non-aerospace markets where the characteristics of titanium metal provide advantages over competing materials, such as aluminum, nickel and stainless steel. Golf clubhead manufacturers are using titanium because of its strength and low weight which enables production of clubs with larger heads. Titanium's resistance to the effects of atmospheric conditions and a variety of chemicals and acids make it an attractive metal for marine and other industrial applications where corrosion is of critical concern. As a result, titanium is used increasingly in pollution control equipment, offshore oil installations, mining operations and waste storage facilities. Its favorable strength-to-weight ratio and biocompatibility also make it an increasingly popular metal for biomedical products such as medical implants, and consumer products such as eyeglass frames and bicycles.

PRODUCTION PROCESS

     Since it began operations in 1956, OREMET has been a leader in developing process technologies for the production of titanium. The production of titanium requires several raw materials, including titanium tetrachloride (a liquid derivative of rutile ore, coke and chlorine gas), magnesium, titanium scrap and master alloys, such as vanadium-aluminum. See "Business - Raw Materials."


The flow of the Company's titanium production process is illustrated below.




                       OREMET Titanium Production Process


The remainder of this page contains a flow chart, with directional arrows, demonstrating the Company's titanium production process, beginning with the input of titanium tetrachloride and magnesium to produce titanium sponge. The flow chart shows that the titanium sponge is then either sold to non-integrated producers or used internally, along with master alloys and titanium scrap, to produce ingot. In addition, the flow chart shows that ingot is then either used to produce mill products, which are sold to aerospace, golf product and industrial parts manufacturers, used to produce castings, which are sold to industrial and marine product manufacturers, or used by forgers and mill product manufacturers.


                                       26


 PRODUCTS

     Titanium products is the Company's single business segment. A full range of titanium products is produced for applications in both the aerospace and non-aerospace markets. The principal product forms are titanium sponge, titanium ingots, titanium mill products and castings.

     SPONGE. Titanium sponge is the commercially pure, elemental form of titanium metal. Titanium sponge is produced by OREMET at its facility in Albany, Oregon by reducing titanium tetrachloride using magnesium as the reduction agent. OREMET produces titanium sponge in 15,000 pound batches by using a modified Kroll process developed by OREMET engineers. Titanium tetrachloride and magnesium are combined in a horizontal retort and swept with heated helium in one of the Company's eight sponge reduction furnaces, producing titanium sponge and magnesium chloride. The magnesium chloride is separated electrolytically into magnesium and chlorine in OREMET's magnesium recovery facility. The recovered magnesium is recycled for use in the Company's titanium sponge manufacturing facility. The chlorine by-product is sold, but does not produce material revenues for the Company.

     OREMET began producing titanium sponge for internal use in 1970 and began selling it in 1987. The Company sells sponge principally to domestic non-integrated titanium producers who use the sponge to produce ingot and mill products. During 1995, the sponge plant operated at approximately 75% of its practical annual capacity of 13.5 million pounds and is currently operating at near capacity. See "Risk Factors."

     The Company has a contract to supply titanium sponge and certain other titanium products to RMI through 2003. Sales to RMI accounted for approximately 5%, 13% and 30% of OREMET's net sales in 1995, 1994 and 1993, respectively. No other customer accounted for more than 10% of OREMET's net sales in any of these three years.

     INGOT. Titanium ingots are cylinders with a weight of up to 20,000 pounds and a diameter of up to 36 inches. Titanium ingots are made by OREMET at its facility in Albany, Oregon by melting sponge or titanium scrap, or a combination of the two, with certain other elements to form titanium alloys. Prior to melting, the materials are measured by a computerized weighing system to meet customer specifications and compacted into briquettes that are welded together to form an electrode. An electrode can also be formed by melting the materials in the Company's plasma furnace, which allows the Company to combine a larger percentage and more varied types of titanium scrap. An electrode is then melted in one of the Company's vertical, water-cooled vacuum arc furnaces. Melting may be repeated once or twice to produce standard and premium grades of titanium ingot. The melting process is monitored through computer-operated sensors, controls and video displays to maintain high levels of quality and consistency. After melting, samples from finished ingots are analyzed in the Company's laboratory to ensure proper chemical content and quality. Ingots are converted in a forge, either by OREMET or by its customers, into semi-finished shapes and then into finished mill products. The Company produces ingots in a variety of sizes and grades to meet the customer's specifications. During 1995, the ingot plant operated at approximately 70% of its estimated annual capacity of 20 million pounds and is currently operating at near capacity. See "Business - Electron Beam Furnace" and "Risk Factors."

     MILL PRODUCTS. Titanium mill products result from the forging, rolling, drawing and/or extruding of titanium ingots or slabs. OREMET produces titanium billet, bar, rod, wire, plate and sheet. OREMET sells its mill products to manufacturers of aircraft, jet engines, vessels and piping for chemical plants, prosthetic and orthopedic implants, armor, golf clubheads and other consumer goods. OREMET produces mill products at its plants in Albany, Oregon and Frackville, Pennsylvania.

     The Company is dependent on the services of outside processors to perform certain important processing functions. For some of its products, OREMET is dependent on the services provided by THT, an outside processor which is 50% owned by one of the Company's principal competitors. THT owns and operates a cold hearth EB furnace which the Company utilizes for melting titanium slab, that is further processed into titanium plate and sheet for non-aerospace applications, and titanium electrodes for aerospace applications. Other than for those provided by THT, the services performed by the outside processors are typically available from multiple sources. Services are provided by THT in accordance with a three-year agreement ending December 31, 1996. This agreement is renewed automatically for successive one-year terms unless either party has given the other not less than six months' notice of its desire not to renew such term. OREMET has not experienced any delays or problems associated with the competitor's ownership of THT. OREMET and other THT customers have received notice from THT that it will not renew on present terms, but that it intends to negotiate new supply contracts. Should the THT services agreement not be renewed, OREMET would attempt to obtain these services from another competitor which has a cold hearth melting furnace. In order to address its long-term melting requirements, the Company intends to construct a new EB cold hearth furnace. See "Business - Electron Beam Furnace" and "Risk Factors."

     The Company maintains a process engineering staff which continually evaluates and identifies potential improvements in the manufacturing process. OREMET's quality control group tests products for compliance with customer specifications, including detailed metallurgical and chemical analyses, sonic tests and mechanical capability and property tests. The results of these tests are certified for conformity to specifications and then recorded for future traceability.

     CASTINGS. In 1957, OREMET completed construction of a titanium and zirconium casting foundry and began producing components in commercial quantities. Since then, the foundry has continued to develop new technology and make process improvements. The Company believes that it is the largest producer of titanium industrial sand castings in the U.S. OREMET produces titanium and zirconium castings for customers primarily for the non-aerospace industry. Castings are made by melting metal which is then poured under vacuum into graphite molds. Castings generally weigh from one pound to 2,000 pounds. OREMET's castings are made at its Albany, Oregon plant to customer specifications and are used in marine and other industrial applications where corrosion is of critical concern. Titanium and zirconium castings are used in a diversity of applications including offshore oil production, chemical processing, mining, armor, aerospace, power generation, pulp and paper manufacturing and marine products. Both titanium and zirconium are recognized as cost-effective materials for construction because of their light weight, excellent corrosion resistance, low maintenance, high quality and long life cycle. As new applications for titanium continue to grow, the Company expects the demand for castings to follow. To address this increasing demand, the OREMET foundry is in the process of increasing its production capacity.

     OTHER PRODUCTS. OREMET provides services to other titanium producers and sells by-products of its titanium production process. Non-integrated producers of titanium ingot and mill products contract with OREMET to melt sponge or titanium scrap into ingot or to convert ingot into mill products. OREMET also sells titanium scrap for use as an alloy addition in the production of other metals such as steel and aluminum.

ELECTRON BEAM FURNACE

     The Company intends to expand its melting capabilities by constructing a new EB cold hearth furnace. This technology offers cost advantages over the existing production practices and is required to meet the requirements of certain critical aerospace applications. EB technology offers the advantage of directly casting semi-finished shapes, thereby reducing the amount and cost of subsequent conversion operations and processing required prior to shipping the completed product. In addition, the EB technology will allow the use of different types and greater amounts of scrap input materials, thus allowing for cost savings and improved inventory utilization.

     The Company estimates that the cost to construct an EB furnace facility with an annual melting capacity of 20 million pounds, together with a related expansion of the existing scrap processing facility, would total approximately $32 million. The Company is currently working with engineers and equipment suppliers on the design of the EB furnace. The Company estimates that the facility would be in operation during the first half of 1998. The Company anticipates that it will have an immediate need for a substantial portion of the production of the EB furnace and that it will be able to obtain long-term commitments from others for the furnace capacity which is not utilized by the Company. The Company is also evaluating other alternatives, including investing in a joint venture to build a new EB furnace.

RAW MATERIALS

     The primary raw materials used by the Company are titanium tetrachloride, magnesium, titanium scrap and certain combinations of primary metals that form master alloys. Titanium tetrachloride and magnesium are the principal materials used in the production of titanium sponge. The principal materials used in the production of titanium ingot are sponge, titanium scrap and alloying elements.

     OREMET purchases its titanium tetrachloride requirements from SCM under a long-term contract that expires in 2001. While the Company believes it could obtain commercial quantities of sufficiently pure titanium tetrachloride from other sources, any extended disruption in the supply from SCM could have a material adverse effect on OREMET's ability to produce titanium sponge. Magnesium is generally available from a number of suppliers.

     Titanium scrap is typically available from many sources. The availability of attractively priced titanium scrap varies due to the fluctuations in the size of the titanium market from year to year and due to demands from other industries, such as steel, where it is consumed in the melting process. Certain of the primary metal compounds used to form master alloys are produced by a limited number of suppliers. During January 1996, in response to rapidly increasing scrap costs, the Company added indices to its product prices to offset the higher costs it was experiencing.

     When available at attractive prices, the Company has purchased titanium sponge and scrap from the FSU. Continued availability of these materials at attractive prices cannot be assured due to the uncertainties concerning the manufacturing capabilities of the FSU titanium producers and the potential for political and economic instability within the FSU.

MARKETS

     AEROSPACE. The Company sells its titanium products to non-integrated producers and fabricators which process the material for use by the aerospace industry. While the percentage of its sales to the aerospace industry accounted for approximately 46% in 1995, compared to 61% in 1994 and 77% in 1993, aggregate sales to the aerospace industry increased from $42.6 million in 1993 to $67.1 million in 1995. The Company has also expanded its capability to include more complex alloys and mill products used by the aerospace industry. The Company anticipates that future aerospace industry sales will vary from 40% to 60% of total net sales depending upon demand and profitability.

     GOLF. The titanium golf clubhead market evolved in 1988 when a few investment casting houses started producing clubheads for export to markets in the Far East. At the same time, some companies in Japan started to produce clubheads by casting and forging. By 1993, the technology and manufacturing processes were well developed and major U.S. club producers became interested in producing heads with a larger hitting surface. Since 1993, most of the major golf club manufacturers have started their own lines of titanium head drivers. The Company estimates that the use of titanium has grown from 1.5 million pounds in 1994 to over 8 million pounds in 1996. Golf club manufacturers are now starting to produce titanium fairway woods, irons and putters. The Company has excellent relationships with the major golf clubhead casting companies. The Company believes it is the market share leader and is supplying in excess of 50% of the titanium sold to the golf market.

     ARMOR. Titanium has been studied by the defense industry as a ballistic protection material. In the mid 1970s, titanium was designed into the A-10 military airplane to provide protection for the pilots performing close-in ground support missions. As a result of the deficiencies with aluminum protection systems experienced during the Faulkland's War, titanium was studied as a replacement material for protecting strategic areas aboard naval fighting ships.

     In order to deploy forces more rapidly, certain military forces turned to titanium to reduce the weight of vehicles while assuring good ballistic protection. Since 1992, hatch covers on the Bradley fighting vehicle have been made with titanium. In 1994 and 1995, OREMET supplied over 300,000 pounds of plate for ballistic protection on a new French aircraft carrier, the CHARLES DEGAULLE. OREMET is supplying titanium parts for construction of the Swedish Leopard II tank and the U.S. M1A2 tank. Military engineers continue to search for other armor applications that can take advantage of titanium's light weight and ballistic protection characteristics. Research efforts for armor applications continue to be a high priority for OREMET. The Company believes that titanium usage on tanks and on various types of personnel carriers will increase.

MARKETING, DISTRIBUTION AND SERVICE CENTERS

     OREMET markets primarily to manufacturers of titanium metal end products. The Company also sells its products to non-integrated titanium producers, regional value-added distributors and other mill product consumers. The majority of sales are made through the Company's internal sales force. OREMET also uses independent sales representatives for the sale of products outside of North America.

     Shipments to customers may be made directly from one of the Company's mills in Albany, Oregon or Frackville, Pennsylvania; from an outside processor; or from one of the Company's service centers in North America and Europe. The Company believes its service centers maintain one of the world's largest inventories of titanium mill products available for rapid delivery to points around the globe. A complete line of first stage processing equipment is available and outside machining can be arranged by the service centers to meet the needs of their customers.

     For nearly 25 years, TI, including its predecessor company, has been supplying and developing titanium applications for industrial and commercial customers. The Company believes that TI is one of the largest service center networks established to satisfy the titanium needs of the non-aerospace industry. TI opened its first service center during 1972 in Fairfield, New Jersey. In response to the increasing demands of its customers and in order to provide improved response times, TI established additional service centers throughout North America. In 1988, TI established a service center in Birmingham, U.K. and in 1992, expanded its position in the European market by acquiring an existing service center distribution business, also in Birmingham. To support the increasing demands for titanium in diverse commercial, consumer, aerospace and industrial markets, the Company intends to continue to expand its distribution business geographically. In addition to pursuing growth opportunities through the establishment of additional service centers, TI intends to grow through acquisitions of existing service centers and through the expansion of its participation in the aerospace market. The Company estimates that approximately 25% of TI's shipments are to the aerospace market, primarily in Europe. TI is currently evaluating service center opportunities in the Pacific Rim, Southern Europe and the Northeastern United States.

     The Company and TI maintain titanium sales offices and service centers (which also include sales personnel) in the following locations:

               Location       Established     Function
     United States  Albany, OR   1956         Sales Office
               Parsippany, NJ    1972         Service Center
               Chicago, IL       1986         Service Center
               Jacksonville, FL  1986         Service Center
               Los Angeles, CA   1987         Service Center
               Dallas, TX        1989         Sales Office
               Pittsburgh, PA    1994         Sales Office

     Canada         Montreal, Quebec          1973Service Center
               Vancouver, B.C.   1989         Sales Office

     Europe         Birmingham, U.K.          1988Service Center
               Paris, France     1994         Service Center
               Dusseldorf, Germany1996        Service Center

INTERNATIONAL SALES

     International sales, primarily in Europe and Asia, totaled approximately 20%, 14% and 13% of OREMET's net sales in 1995, 1994 and 1993, respectively. In May 1994, OREMET signed a three-year contract with Aerospatiale Avions, France for engine pylon parts for the Airbus aircraft, and in the second half of 1994 began supplying product under the contract. The acquisition of TI provided the Company with a service center located in the U.K. with an established operation. In 1996, TI opened a service center in Germany. The Company intends to utilize these facilities to meet its customers' needs in Europe.

BACKLOG

     The Company's twelve-month sales order backlog was $134 million at March 31, 1996, compared to $48 million at March 31, 1995 and $28 million at March 31, 1994. OREMET produces titanium ingot, mill products and castings in response to specific customer orders. Production times vary among products and can be several months or more. The Company includes in its backlog only those firm purchase orders scheduled for delivery during the subsequent twelve-month period (which are generally subject to cancellation by the customer). The Company has historically experienced a high level of order cancellations and deferrals in periods of industry downturn.

                                 As of the Quarter Ended
                         March 31   June 30September 30December 31
                                      (in millions)

     1996. . . . . . . . $134
     1995. . . . . . . .   48       $64       $65      $105
     1994. . . . . . . .   28        29        37        44
     1993. . . . . . . .   27        25        19        18

     During the second half of 1995 and continuing into 1996, the Company has experienced a significant increase in the volume of incoming orders at increased prices. In June 1996, the Company recently began booking orders for delivery in early 1997. The increase in demand has been driven primarily by the recovery in the commercial aerospace market and the emergence of the golf clubhead market. As capacity utilization in the titanium industry continues to grow and lead times lengthen, the Company expects prices on new orders to continue to strengthen.

COMPETITION

     Although OREMET's sales are predominately to the domestic market, the titanium industry is competitive on a worldwide basis. In each of the Company's major product lines, OREMET competes primarily on the basis of price, quality, delivery time and customer service. In addition, the Company provides engineered products to customer specifications. OREMET's principal competitors are other integrated and non-integrated producers of titanium located primarily in the U.S., Europe, Japan, China and the FSU.

     The Company estimates that its share of U.S. sponge capacity is approximately 30% and that its share of world capacity is about 5%. While approximately 20% of the world's sponge production capacity is located within the U.S., up to one half is located within the FSU. After the end of the Cold War, sponge produced in the FSU became available and has been imported into the U.S. at low prices in increasing quantities. USGS estimates that approximately 11 million pounds of sponge annually were imported into the U.S. from the FSU during 1994 and 1995, approximately 350% higher than the amount imported during 1993 and representing about 25% of the 1995 consumption by U.S. producers.

     The titanium producers in the FSU are currently working with several U.S. companies to have their "new production" sponge qualified for use in critical aerospace applications. Currently, FSU sponge is subject to import tariffs of 15% and anti-dumping duties of 84%. A review of the anti-dumping duty by the U.S. Department of Commerce is pending for the periods after August 1, 1993. An elimination or reduction of the anti-dumping duties on sponge from the FSU could result in additional imports of their product which in turn could reduce the demand for sponge produced by the Company.

     While the FSU producers have not been significant participants in the U.S. market for mill products, it is believed that they have the largest titanium mill products production capacity in the world. Imports of titanium ingot from the FSU totaled just under two million pounds during 1995. While this is an increase of almost 250% from the quantity imported from the FSU in 1994, it represents less than 5% of the estimated 1995 production of the U.S. producers. Continued expansion into the U.S. market by FSU producers could materially affect the operations of the Company. See "Risk Factors."

EMPLOYEE RELATIONS

     As of March 31, 1996, the Company employed 605 employees, of which 60 were employed outside of the U.S. All of the hourly production and maintenance workers (approximately 360) at the Albany, Oregon and Frackville, Pennsylvania manufacturing facilities are represented by labor unions. In August 1994, the Company and the union representing the Albany, Oregon employees agreed upon a new labor contract which will continue through July 2000. This contract can be re-opened after three years to address economic issues. The contract covering the Frackville, Pennsylvania employees was negotiated in September 1994, and will continue for three years. Since 1974, the Company has not experienced any strikes or labor disruption. OREMET considers its relations with its employees to be good.

RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT

     OREMET's RT&D efforts are focused on improving production processes and developing new applications and markets for titanium. Production process improvements have included improving sponge production efficiencies, making technical improvements to scrap processes, revising vacuum arc melting techniques, enhancing forging practices and improving overall yield. In addition, the Company strives to reduce costs by shortening cycle times, by implementing synchronous manufacturing principles and by eliminating product rejections.

     OREMET's focus on product development has resulted in the development of high purity sponge for use by the electronics industry, consistent production of titanium aluminides for aerospace applications and new alloys for armor and golf applications.

     In order to keep abreast of new developments, the Company maintains contact with university and research facilities, as well as with major end users of titanium products. These groups assess new applications for titanium and the need for new or alternative alloys and titanium compositions. OREMET then develops alloy systems, processes and procedures for the manufacture of new products.

JOINT VENTURES

     OREMET is involved in several joint ventures which, like its RT&D efforts, utilize shared investment as a means to access technology or capabilities.

     OREMET is a 50% partner with Precision Castparts Corporation in a joint venture which owns a plasma furnace operated by OREMET in Albany, Oregon. The plasma furnace produces remelt electrodes for both parties' consumption. The venture started in 1993 and is producing in excess of 2 million pounds of electrode per year.

     OREMET is a 33% member in MZI, LLC, which owns an advanced ultrasonic inspection system for testing of certain aerospace products. The other members are Titanium Metals Corporation and Teledyne Allvac. This venture has been in operation for about 18 months and has inspected 2.5 million pounds of product.

REGULATORY AND ENVIRONMENTAL MATTERS

     The Company is subject to federal, state and local statutes and regulations concerning environmental matters and land use. Although the Company believes it is in material compliance with these laws, they are frequently modified to be more restrictive and it is impossible to predict accurately the future effect that changes in these laws may have on the Company.

     Like other titanium producers, the Company generates certain waste materials and emissions, including materials for which disposal or emission requires compliance with environmental protection laws. The Company conducts its operations at industrial sites where hazardous materials have been managed for many years in connection with its operations, including periods before careful management of these materials was required or generally believed to be necessary. Consequently, the Company is subject to various environmental laws that impose compliance obligations and can create liability for historical releases of hazardous substances.

     The Company entered into a consent order in August 1994 with the Oregon Department of Environmental Quality pursuant to which the Company is conducting an investigation of hazardous substances in portions of the soil and groundwater at its plant site in Albany, Oregon. The Company anticipates that its investigation will result in a determination that at least some remedial action is necessary, for which an accrual has been made. A neighboring property owner also is investigating groundwater contamination at its property that has migrated to OREMET's property and for which OREMET may have legal claims to recover a portion of its investigation costs.

     In February 1995, the Oregon Department of Environmental Quality modified OREMET's waste water discharge permit. The new permit imposes more stringent discharge limits according to a specified schedule. OREMET has identified several feasible alternatives for meeting the new limits, the most expensive of which would require capital expenditures of approximately $700,000. OREMET is working with the Department to explore less expensive alternatives.

     In connection with the preparation of its application for a new federal operating permit under Title V of the 1990 Clean Air Act Amendment, the Company discovered that some of its air emissions may have been greater than previously recognized. The Company has voluntarily reported these facts to the Oregon Department of Environmental Quality. To resolve these issues, the Company has agreed to undertake an evaluation of its emissions that could result in requirements to install additional pollution control equipment. At this point, the Company is unable to determine whether additional controls will be required, but the Company does not believe the cost of such additional controls would have a material effect on its capital expenditures, earnings or competitive position.

     Although no claims have been filed against the Company related to the above matters, it has completed engineering studies with regards to these environmental matters. As a result of these studies, which are ongoing, the Company made provisions for environmental expenses of $0, $240,000 and $970,000 in 1995, 1994 and 1993, respectively, of which approximately $909,000 remains as of March 31, 1996. These amounts are in addition to recurring environmental costs which are expensed as incurred and are included in cost of sales. At the present time, management cannot reasonably predict when these environmental issues will be resolved. See "Risk Factors."

     In 1991 and in 1993, the Pennsylvania Department of Environmental Regulation and the Environmental Protection Agency ("EPA") performed site inspections, including soil and water sampling, at TI's site in Frackville, Pennsylvania, in connection with a regional groundwater investigation of the Frackville, Pennsylvania area. While the EPA's investigation is ongoing, management has not been informed of any pending or potentially required actions which may arise from this investigation.

     In conjunction with the sale of TI, Kamyr, Inc. (the seller) has agreed to undertake specified clean-up activities. In addition, Kamyr, Inc. has agreed to a limited indemnification of the Company in the event damages arise that result from conditions which were not in compliance with environmental laws and regulations as they existed at the time OREMET purchased TI.

FACILITIES AND PROPERTIES

     The Company's principal executive office and production facilities are located in Albany, Oregon on 210 acres of property owned by the Company. The Company occupies approximately 461,000 square feet in six buildings and uses approximately 65 acres on the site. The facilities include plants for the production of titanium sponge, ingot, mill products and castings. The Company also maintains separate facilities for recovering magnesium and processing titanium scrap. TI's executive offices are located in Fairfield, New Jersey. The Company believes that the plants are adequate and suitable for its current operating needs. Other than the facility in Birmingham, U.K., the service centers and sales offices which the Company utilizes are leased.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in legal proceedings which arise in the normal course of business. The Company is not currently involved as a defendant in any pending legal proceedings where the outcome, if determined adversely, could have a material adverse effect on the business or results of operations of the Company.
                                    MANAGEMENT

     The following table sets forth, as of June 25, 1996, certain information regarding the Company's directors and executive officers.


NAME           AGE       POSITION

Carlos E. Aguirre   52        Director; President and Chief Executive Officer

Gilbert E. Bezar         66        Director

Thomas B. Boklund   57        Director

Roger V. Carter          66        Director

Nicholas P. Collins 63        Director

Howard T. Cusic     71        Director; Chairman of the Board

David H. Leonard    49        Director

James S. Paddock    53        Director; Vice President of the Company;
                              President, Chief Executive Officer and Chief
                              Operating Officer of Titanium Industries, Inc.

James R. Pate       51        Director

John P. Byrne       44        Vice President, Manufacturing and Engineering

David G. Floyd      53        Vice President, Commercial

Dennis P. Kelly          49        Vice President, Finance; Chief Financial
Officer; Treasurer

Steven H. Reichman  53        Vice President, Technology and Corporate
Development

Orval N. Thompson   81        Secretary and General Counsel

ADDITIONAL INFORMATION CONCERNING DIRECTORS AND OFFICERS

     Carlos E. Aguirre, Ph.D., the President and Chief Executive Officer of the Company, has been a director since June 1993. Mr. Aguirre served as President of Axel Johnson Metals, Inc. from 1982 to 1993. Prior to that, Mr. Aguirre was the Vice President of Technology at Ingersoll-Johnson Steel Corporation from 1979 to 1982. Mr. Aguirre obtained a Ph.D. in Metallurgy and Material Sciences from Carnegie Mellon University. In 1995, Mr. Aguirre was appointed President of the International Titanium Association, the principal organization of titanium producers and users dedicated to developing new applications and uses for titanium.

     Gilbert E. Bezar has been a director of the Company since 1983. He was Vice President, Administration of Armco Inc.'s Strategic Metals Group from 1981 to 1985. He held the similar position with Owens-Corning Fiberglas Corporation from 1985 until his retirement in 1988.

     Thomas B. Boklund has been a director of the Company since April 1996. He has been employed by Oregon Steel Mills, Inc., since 1973 and was President and Chief Executive Officer from 1982 to 1992, and, since 1992, Chief Executive Officer and Chairman of the Board. Mr. Boklund is also a director of New CF&I, Inc. and Paragon Trade Brands, Inc., and a Trustee of the William G. Gilmore Foundation.

     Roger V. Carter, selected for nomination by the salaried employees, has been a director of the Company since 1990. He has been an independent metals technology consulting engineer since 1986. He was employed by the Boeing Company from 1954 and served as Chief Metallurgist and Manager of Metals Technology at the time of his retirement in 1986.

     Nicholas P. Collins, selected for nomination by the salaried employees, has been a director of the Company since 1990. He is the Vice Chairman of ESCO Corporation, a steel technology company, where he has been employed since 1957.

     Howard T. Cusic has been a director of the Company since 1980 and is Chairman of the Board of Directors. He retired as Senior Vice President of Owens-Corning Fiberglas Corporation in 1989 and was Group Vice President for Armco, Inc. from 1981 to 1985. From 1973 to 1985, he was also President of HITCO, which was a wholly owned subsidiary of Owens-Corning Fiberglas Corporation, from September 1985 to January 1987.

     David H. Leonard, selected for nomination by the hourly employees, has been a director of the Company since 1989. He has been a partner of the Salem, Oregon law firm of Churchill, Leonard, Brown, Lodine and Hendrie since 1976.

     James S. Paddock became a director in September 1994. Since September 1994, he has been a Vice President of the Company and President, Chief Executive Officer and Chief Operating Officer of TI. From 1986 to 1994 Mr. Paddock was the President, Chief Executive Officer and Chief Operating Officer of the predecessor company to TI.

     James R. Pate, selected for nomination by the hourly employees, has been a director of the Company since 1989. He was Manager, Business Services, Oregon Department of Corrections from 1990 to 1993, and is currently the Financial Services Manager, Vocational Rehabilitation Division, Oregon Department of Human Resources.

     John P. Byrne has been Vice President, Manufacturing and Engineering, since March 1995. Mr. Byrne was President of Byrne & Associates, a business consulting company, in 1994. Mr. Byrne was President and Chief Executive Officer of TiLine, Inc., and its successor company, IMI Titanium, Inc., from 1986 to 1994. Mr. Byrne has a BS in Metallurgy from Drexel University and an MBA from the University of Oregon.

     David G. Floyd has been Vice President, Commercial, since July 1991.
Mr. Floyd was Managing Director, International Sales for RMI Titanium Company from 1984 to 1991 and held various positions in RMI's sales organization between 1977 and 1984.

     Dennis P. Kelly, CPA, was appointed Vice President, Finance, Chief Financial Officer and Treasurer of the Company in October 1993. Mr. Kelly was the Vice President Finance, Chief Financial Officer and Treasurer of Titanium Metals Corporation from 1985 to 1993.

     Steven H. Reichman has been Vice President, Technology and Corporate Development since November 1993. Mr. Reichman was Director of R & D at Wyman-Gordon Company from 1983 to 1993. Mr. Reichman has a MS in Metallurgy from Polytechnic Institute of New York.

     Orval N. Thompson has been Secretary and General Counsel for the Company since 1956 and was Treasurer until April 1988. Mr. Thompson has been a director of the Company from April 1988 until September 1994, and for various periods since the Company was incorporated. Mr. Thompson is of counsel to the law firm of Weatherford, Thompson, Quick & Ashenfelter, P.C., of Albany, Oregon.

STOCK RELATED COMPENSATION PLANS

     STOCK COMPENSATION PLANS. The Company established separate stock compensation plans for the salaried and hourly employees, as groups, during 1995 where all employees, except executive officers, receive one share of Common Stock for each $100 of compensation earned ("Stock Compensation Plans"). Executive officers of the Company are paid the cash equivalent in lieu of Common Stock. In June 1996, the plans were amended effective April 1, 1996, such that when the value of the Common Stock exceeds $20 per share, a partial share entitlement of Common Stock equal to $20 will be earned for each $100 of compensation earned.

     ESOP AND EXCESS BENEFIT PLANS. The ESOP is a stock ownership plan qualified under Section 401(a) of the Internal Revenue Code and the trust holding all the assets of the ESOP is exempt from taxation under Section 501(a) of the Internal Revenue Code. The Amended and Restated Excess Benefit Plan ("Excess Benefit Plan") is an unfunded plan for participants whose allocations under the ESOP have been reduced as a result of limitations under federal tax law. At May 31, 1996, the ESOP trust held 2,182,018 shares (approximately 19%) of the Common Stock and approximately 87,500 shares were issuable under the Excess Benefit Plan.

     On December 11, 1987, the ESOP acquired 6,267,281 shares of common stock from the Company for $17 million ($2.71 per share), which funds were loaned to the ESOP by the Company ("ESOP Loan"). All other shares of common stock of the Company owned by the ESOP were received through annual contributions by the Company. In adopting the ESOP and related Excess Benefit Plan, the Board of Directors stated its belief that participation of employees in the growth and profits of the Company through the ESOP would be a benefit to the Company.

     The ESOP Loan has been repaid in full and no further shares will be contributed by the Company to the ESOP. All shares under the ESOP and Excess Benefit Plan were allocated to individual participants' accounts as of the end of 1994. Participants in the ESOP have the right to direct the ESOP trustee to vote shares of Common Stock allocated to their individual accounts in any matter put to a shareholder vote. A participant is entitled to a distribution of all assets held in his or her ESOP account upon the termination of employment with the Company.

     The ESOP was amended on May 20, 1996 to increase the percentage of shares held in the ESOP whose participants may withdraw or diversify into approved investment funds. Prior to the amendment the maximum percentage of shares which a participant could withdraw or diversify from that participant's ESOP account was 40%. The amendment increased the maximum percentage of shares which may be withdrawn or diversified to 85%. The increase will be implemented in three 15% increments effective May 28, June 25 and July 30, 1996, respectively. The amendment has not been approved by the Internal Revenue Service but prior requests which were similar in nature were approved without controversy. The Company estimates that approximately 535,000 shares of Common Stock are currently subject to withdrawal or diversification and that an additional 475,000 shares will be subject to withdrawal or diversification by July 30, 1996.

     In addition, effective June 11, 1996, certain eligible employees of OREMET were each granted options to buy 500 shares of Common Stock at the fair market value at the date of grant. Such options vest 100% on the fourth anniversary of the grant. The total number of shares subject to options are 252,000.

     SAVINGS PLAN. Effective January 1, 1995, the Company adopted a Savings Plan containing salary reduction features in which executive officers participate. The Company contributes one share of Common Stock for each day that an employee works. In June 1996, the Savings Plan was amended effective April 1, 1996 such that when the value of the Common Stock exceeds $32 per share, a partial entitlement of Common Stock equal to $32 will be contributed. As part of such plan, the Company also makes a matching contribution based on the employee's contribution and the profitability of the Company. In no event will such match exceed 3% of an employee's compensation.

     LONG-TERM INCENTIVE PROGRAM. The Company adopted a Long Term Incentive Compensation Stock Appreciation Rights Plan ("SAR Plan") in December of 1995 under which stock appreciation rights ("SARs") may be awarded to certain key executive officers and senior managers. In December 1995, 166,500 SARs were granted at the fair market price at the date of grant, of which 96,000 were granted to named executive officers. Grants will be awarded periodically to executive officers of the Company as determined by the Board of Directors other than interested directors. The SARs vest as follows: less than second anniversary of grant ("anniversary"), 0%; second anniversary, 50%; third anniversary, 75%; and fourth anniversary, 100%. The SARs also fully vest upon the death or disability of the participant, or upon a change in control of OREMET. SARs will be forfeited if the participant is terminated for "cause" (as defined in the SAR Plan). The SARs are payable only in cash, and the employee receives the difference between the market value of Common Stock on the date of exercise, less the grant price. The SAR Plan will expire in 2005 unless extended by the Board of Directors.

                           DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, $1.00 par value per share. As of May 31, 1996, there were 11,416,757 shares of Common Stock outstanding, excluding 1,197,000 shares of Common Stock reserved for issuance under various employee benefit plans, 252,000 shares issuable upon exercise of stock options and 120,000 shares issuable upon exercise of the stock purchase warrant. Holders of Common Stock have no preemptive rights or rights to convert their shares of Common Stock into any other securities. The Common Stock is not subject to redemption. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive pro rata all assets of the Company remaining after payment of debts and liquidation preferences. All of the shares of Common Stock issued and outstanding as of the date of this Prospectus are, and the shares of Common Stock offered hereby will be, fully paid and nonassessable.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available for the payment of dividends.

VOTING

     Each holder of shares of Common Stock is entitled to one vote for each share upon all matters presented to shareholders except as provided in Section
60.807 of the Oregon Business Corporation Act ("OBCA"). In the election of directors, the shareholders have cumulative voting rights and are therefore entitled to cast a number of votes equal to the number of shares held by such shareholder multiplied by the number of directors to be elected. These votes may all be cast for a single nominee or distributed in any proportion among any number of nominees.

     The Articles of Incorporation of the Company, as amended, provide that, if less than 25% of the Company's outstanding stock is held by defined contribution employee benefit plans which are qualified under Internal Revenue Code Section 401(a), two of the nine members of the Board of Directors shall be nominated as follows: one shall be nominated by the Company's employees affiliated with the United Steelworkers of America, Local 7150 and one shall be nominated by the Company's employees who are not affiliated with the Union, not employed by TI and not employed outside the U.S. An amendment to the Articles of Incorporation must be approved by a majority of the votes entitled to be cast on the amendment.

CERTAIN PROVISIONS OF OREGON LAW

     The Company is subject to certain provisions of Oregon law that may discourage or render more difficult an unsolicited takeover of OREMET. Generally, Section 60.835 of the OBCA prohibits a publicly held Oregon corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transactions which resulted in a shareholder becoming an interested shareholder, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (A) persons who are directors and also officers and (B) employee share plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2/3 percent of the outstanding voting stock which is not owned by the interested shareholder. A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to the interested shareholder. An "interested shareholder" is, in general, a person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) who together with affiliates and associates owns (or within three years, did own if the person is an affiliate or associate of the corporation) 15% or more of the corporation's outstanding voting stock. See "Risk Factors."

     Another provision of Oregon law restricts voting rights with respect to certain shares acquired in an acquisition that causes the voting power of the acquiring person to exceed certain levels. As permitted by Oregon law, however, the Company has elected not to be subject to these provisions.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is First Interstate Bank of Oregon, N.A.
                                   UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "U.S. Underwriting Agreement") among the Company and each of the underwriters named below (the "U.S. Underwriters"), for whom Salomon Brothers Inc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Pacific Crest Securities Inc. are acting as representatives (the "U.S. Representatives"), the Company has agreed to sell to each of the U.S. Underwriters and each such U.S. Underwriter has severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name in the table below:

                                                                          Number
          U.S. Underwriters                                            of Shares

     Salomon Brothers Inc. . . . . . . . . . . . . . . . . . . .
     Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated. . . . . . . . . . . . . . . .
     Pacific Crest Securities Inc. . . . . . . . . . . . . . . .
                                                                         _______

          Total      . . . . . . . . . . . . . . . . . . . . . . . .   3,000,000

     In addition, the Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the International Underwriters named therein ("International Underwriters"), for whom Salomon Brothers International Limited, Merrill Lynch International and Pacific Crest Securities Inc. are acting as representatives (the "International Representatives"), providing for the concurrent offer and sale of shares of Common Stock outside the U.S. and Canada. The closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement, and the closing with respect to the sale of shares of Common Stock pursuant to the U.S. Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement. The public offering price and underwriting discounts per share for the U.S. Offering and the International Offering will be identical.

     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters to purchase the shares of Common Stock listed above are subject to certain conditions set forth therein. The U.S. Underwriters are committed to purchase all of the shares of Common Stock offered by this Prospectus (other than those covered by the over-allotment options described below), if any are purchased. In the event of default by any U.S. Underwriter, the U.S. Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a discount not in
excess of $          per share of Common Stock.  The U.S. Underwriters may
allow, and such dealers may reallow, a discount not in excess of $          per
share of Common Stock on sales to certain other dealers. After the Offerings, the public offering price and such discounts may be changed.

     Each U.S. Underwriter has severally agreed that, as part of the distribution of shares of Common Stock (i) it is not purchasing any shares of Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside of the U.S. or Canada or to anyone other than a U.S. or Canadian Person. Each International Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute the International Prospectus to any person within the U.S. or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the agreement between U.S. Underwriters and International Underwriters described below. As used herein, "U.S. or Canadian Person" means any individual who is resident in the U.S. or Canada, or any corporation, partnership, or other entity organized under or governed by the laws of the U.S. or any political subdivision thereof (other than a foreign branch of any U.S. or Canadian Person), any estate or trust the income of which is subject to U.S. or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any U.S. or Canadian Person), and includes any U.S. branch of a non-U.S. Person.

     Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers and sales will be made only pursuant to an exemption from the prospectus requirements in each jurisdiction in Canada in which such offers or sales are made.

     The U.S. Underwriters and the International Underwriters have entered into an agreement that provides for the coordination of their activities. Pursuant to such agreement, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the public offering price set forth on the cover page of this Prospectus, less an amount not greater than the per share amount of the concession to dealers set forth above. To the extent there are sales between the U.S. Underwriters and the International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

     The Company has granted the U.S. Underwriters and the International Underwriters options to purchase an aggregate of up to an additional 450,000 shares and 75,000 shares, respectively, of Common Stock at the public offering price less the aggregate underwriting discount, solely to cover over-allotments. To the extent such options are exercised, each of the U.S. Underwriters and the International Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage it was obligated to purchase pursuant to the U.S. Underwriting Agreement or the International Underwriting Agreement, as applicable.

     The U.S. Underwriting Agreement and International Underwriting Agreement provide that the Company will indemnify the several U.S. Underwriters and International Underwriters against certain liabilities under the Securities Act, or contribute to payments the U.S. Underwriters and the International Underwriters may be required to make in respect thereof.

     The Company, certain senior executive officers of the Company and the directors have each agreed that, without the prior written consent of Salomon Brothers Inc, they will not, directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of, or announce the offering of, any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock (except the shares sold to the U.S. Underwriters or International Underwriters pursuant to the over-allotment options) for a period of 180 days after the date of the U.S. Underwriting Agreement or International Underwriting Agreement, respectively, except the Company may issue shares under the Savings Plan, Excess Benefit Plan and the Stock Compensation Plans. Salomon Brothers Inc currently does not intend to release any securities subject to such lock-up agreements, but may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements.

     The U.S. Underwriters and the International Underwriters have informed the Company that they do not intend to confirm sales of Common Stock for any customer's account over which they exercise discretionary authority without the prior written approval of such customer.

                                  LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by Schwabe, Williamson & Wyatt, P.C., Portland, Oregon. Latham & Watkins, San Francisco, California will act as counsel for the U.S. Underwriters and International Underwriters. Latham & Watkins will rely upon the opinion of Schwabe, Williamson & Wyatt, P.C., as to certain matters of Oregon law.

                                     EXPERTS

     The consolidated balance sheets as of December 31, 1995 and 1994 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission (file no. 0-1339) are incorporated by reference herein:

     (a)  Annual Report on Form 10-K for the year ended December 31, 1995.

     (b)  Quarterly Report on Form 10-Q for the period ended March 31, 1996.

     (c) Proxy Statement dated March 15, 1996 for its 1996 Annual Meeting of Shareholders.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offerings made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on written or oral request, a copy of any and all of the documents incorporated in this Prospectus by reference, other than exhibits to such documents not specifically incorporated by reference therein. Requests for such copies should be directed to Oregon Metallurgical Corporation, at its principal executive offices located at 530 34th Avenue, S.W., Albany, Oregon 97321, Attention: Dennis P. Kelly, Vice President, Finance (telephone: (541) 967-9000). NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS TO WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.















                                TABLE OF CONTENTS

                                                                            PAGE

Available Information. . . . . 2
Prospectus Summary . . . . . . 3
Risk Factors . . . . . . . . . 8
Use of Proceeds. . . . . . . .12
Capitalization . . . . . . . .13
Dilution . . . . . . . . . . .14
Price Range of Common Stock and Dividend
  Policy . . . . . . . . . . .15
Selected Financial Data. . . .16
Management's Discussion and Analysis of
  Financial Condition and Results of Operations18
Business . . . . . . . . . . .25
Management . . . . . . . . . .33
Description of Capital Stock .36
Underwriting . . . . . . . . .37
Legal Matters. . . . . . . . .38
Experts. . . . . . . . . . . .38
Incorporation of Certain Documents by
  Reference. . . . . . . . . .38
Index to Consolidated Financial StatementsF-1

3,500,000 SHARES




OREGON
METALLURGICAL
CORPORATION



COMMON STOCK
($1.00 PAR VALUE)








                                      LOGO








SALOMON BROTHERS INC

MERRILL LYNCH & CO.

PACIFIC CREST SECURITIES INC.



PROSPECTUS

DATED                , 1996
                   [ALTERNATE PAGE -- INTERNATIONAL PROSPECTUS]
                              SUBJECT TO COMPLETION
                                  JUNE 26, 1996

PROSPECTUS

3,500,000 SHARES                                                            LOGO

OREGON METALLURGICAL CORPORATION

COMMON STOCK
($1.00 PAR VALUE)

All of the shares of common stock, par value $1.00 per share (the "Common Stock") of Oregon Metallurgical Corporation ("OREMET" or the "Company") offered hereby, are being issued and sold by the Company. The Common Stock is traded on the Nasdaq National Market (the "Nasdaq") under the symbol "OREM." On June 25, 1996, the last reported sale price of the Common Stock on the Nasdaq was $29.25 per share.

Of the 3,500,000 shares being offered hereby ("Shares"), 500,000 Shares are being offered outside the United States and Canada (the "International Offering") and 3,000,000 Shares are being offered in a concurrent offering in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offerings"), subject to transfers between the International Underwriters and the U.S. Underwriters. The Price to Public and Underwriting Discount per share will be identical for the International Offering and the U.S. Offering. See "Underwriting." The closing of the International Offering and U.S. Offering are conditioned upon each other.

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                Price to Public  Underwriting DiscountProceeds
                                to Company(1)
Per Share. . .                  $                $$
Total(2) . . .                  $                $$



(1) Before deducting offering expenses payable by the Company, estimated to be approximately $500,000.

(2) The Company has granted to the International Underwriters and the U.S. Underwriters 30-day options to purchase up to 75,000 and 450,000 additional shares of Common Stock, respectively, at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the International Underwriters and the U.S. Underwriters exercise their options in full, the total Price to Public, Underwriting Discount and Proceeds to
     Company will be $        , $        and $        , respectively.  See
     "Underwriting."

The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about          , 1996.

SALOMON BROTHERS INTERNATIONAL LIMITED

                           MERRILL LYNCH INTERNATIONAL

                                                   PACIFIC CREST SECURITIES INC.

The date of this Prospectus is        , 1996.
               CERTAIN U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

GENERAL

  The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a Non-U.S. Holder. For this purpose, the term "Non-U.S. Holder" is defined as any person who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Common Stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

  An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the U.S. on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

  The Company does not currently intend to pay dividends on shares of Common Stock. See "Price Range of Common Stock and Dividend Policy." In the event that dividends are paid on shares of Common Stock, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the U.S. Dividends that are effectively connected with the conduct of a trade or business within the U.S. are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current U.S. Treasury regulations, dividends paid to an address outside the U.S. are presumed to be paid to a resident of such country (absent knowledge that such presumption is not warranted) for purposes of the withholding discussed above, and under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate.
 Under proposed U.S. Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption.

  A Non-U.S. Holder of Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

  In general, a Non-U.S. Holder will not be subject to the U.S. federal withholding tax in respect of amounts realized on a disposition of Common Stock, as long as the Common Stock is and continues to be regularly traded on an established securities market. In addition, except as described below, regular U.S. federal income tax will not apply to gain realized on the disposition of Common Stock, provided that:

     (i) the gain is not effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the U.S. (or, if any of certain tax treaties applies, is not attributable to a U.S. permanent establishment of the Non-U.S. Holder within the meaning of the applicable treaty),

     (ii) in the case of a Non-U.S. Holder who is an individual, if such individual holds the Common Stock as a capital asset, either he (a) is not present in the U.S. for 183 or more days in the taxable year of the disposition (as calculated under certain provisions of the Internal Revenue Code of 1986, as amended) or (b) if so present in the U.S. such individual's "tax home" for U.S. federal income tax purposes is not in the U.S. and the gain is not attributable to an office or other fixed place of business maintained in the U.S. by such individual, and

     (iii) if the Company is or has been a "United States Real Property Holding Corporation" at any time during the shorter of the holder's holding period or the five-year period ending on the date of disposition, (a) the Common Stock is or was during the calendar year of disposition regularly traded on a domestic established securities market, and (b) the Non-U.S. Holder has not held, directly or indirectly, at any time during the shorter of the holder's holding period and the five-year period ending on the date of disposition, more than 5% of the Common Stock.

The Company has determined that it is not, has not been and is not likely to become, a "United States Real Property Holding Corporation" for federal income tax purposes. If a Non-U.S. Holder fails to satisfy clause (i) above, the Non-U.S. Holder will be taxed on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and, with respect to corporate Non-U.S. Holders, may also be subject to the branch profits tax described above). If an individual Non-U.S. Holder fails to satisfy (ii) above, the Non-U.S. Holder generally will be subject to 30% tax on the gain derived from the sale, which gain may be offset by U.S. capital losses recognized within the same taxable year of such sale.

FEDERAL ESTATE TAX

  Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  Under current U.S. Treasury regulations the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the U.S. of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the U.S. information reporting requirements) will generally not apply to dividends paid to Non-U.S. Holders outside the U.S. that are either subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding. In that regard, under temporary U.S. Treasury regulations, backup withholding will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the U.S. unless the payer has knowledge that the payee is a U.S. person. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the U.S. on shares of Common Stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

  In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., such payments will not be subject to backup withholding but will be subject to information reporting, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (ii) the beneficial owner otherwise established an exemption. Temporary Treasury regulations provide that the Treasury is considering whether backup withholding will apply with respect to such payments that are not currently subject to backup withholding under the current regulations. Under proposed Treasury regulations not currently in effect, backup withholding will not apply to such payments absent actual knowledge that the payee is not a Non-U.S. Holder.

  Payment by a U.S. office of a broker of the proceeds of a sale of Common
Stock is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

  The U.S. Treasury has recently issued proposed regulations regarding the withholding and information reporting rules discussed above. In general, the proposed regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. If finalized in their current form, the proposed regulations would generally be effective for payments made after December 31, 1997, subject to certain transition rules.
                                   UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "International Underwriting Agreement") by and among the Company and each of the underwriters named below (the "International Underwriters"), for whom Salomon Brothers International Limited, Merrill Lynch International and Pacific Crest Securities Inc. are acting as representatives (the "International Representatives"), the Company has agreed to sell to each of the International Underwriters and each such International Underwriter has severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name in the table below:

                                                                         Number
         International Underwriters                                    of Shares

     Salomon Brothers International Limited. . . . . . . . . . .
     Merrill Lynch International . . . . . . . . . . . . . . . .
     Pacific Crest Securities Inc. . . . . . . . . . . . . . . .

         Total . . . . . . . . . . . . . . . . . . . . . . . . . . .     500,000

     In addition, the Company has entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the U.S. Underwriters named therein, for whom Salomon Brothers Inc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Pacific Crest Securities Inc. are acting as representatives (the "U.S. Representatives"), providing for the concurrent offer and sale of shares of Common Stock in the U.S. and Canada. The closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement, and the closing with respect to the sale of shares of Common Stock pursuant to the International Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement. The public offering price and underwriting discounts per share for the International Offering and the U.S. Offering will be identical.

     The International Underwriting Agreement provides that the obligations of the International Underwriters to purchase the shares of Common Stock listed above are subject to certain conditions set forth therein. The International Underwriters are committed to purchase all of the shares of Common Stock offered by this Prospectus (other than those covered by the over-allotment options described below), if any such shares are purchased. In the event of default by any International Underwriter, the International Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting International Underwriters may be increased or the International Underwriting Agreement may be terminated.

     The International Representatives have advised the Company that the International Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a discount
not in excess of $          per share of Common Stock.  The International
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $          per share of Common Stock on sales to certain other dealers.
After the Offerings, the public offering price and such discounts may be changed.

     Each International Underwriter has severally agreed that, as part of the distribution of shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person within the U.S. or Canada or to any U.S. or Canadian Person. Each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of any one other than a U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute the U.S. Prospectus to any person outside of the U.S. or Canada or to anyone other than a U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the agreement between U.S. and International Underwriters described below. As used herein, "U.S. or Canadian Person" means any individual who is resident in the U.S. or Canada, or any corporation, partnership, or other entity organized under or governed by the laws of the U.S. or any political subdivision thereof (other than a foreign branch of any U.S. or Canadian Person), any estate or trust the income of which is subject to U.S. or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any U.S. or Canadian Person), and includes any U.S. branch of a non-U.S. Person.

     The International Underwriters and the U.S. Underwriters have entered into an agreement that provides for the coordination of their activities. Pursuant to such agreement, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the public offering price set forth on the cover page of this Prospectus, less an amount not greater than the per share amount of the discount to dealers set forth above. To the extent there are sales between the International Underwriters and the U.S. Underwriters, the number of shares of Common Stock initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

     Each International Underwriter has severally represented and warranted to, and agreed with, the Company that (i) it has not offered or sold and, prior to the expiry of six months from the closing of the International Offering, will not offer or sell any shares of Common stock in the U.K. other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted in and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the U.K.; and (iii) it has only issued or passed on and will only issue or pass on in the U.K. any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

     The shares of Common Stock may not be offered or sold directly or indirectly in Hong Kong by means of this document or any other offering material or document other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or as agent. Unless permitted to do so by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this document or any amendment or supplement thereto or any other information, advertisement or document relating to the shares of Common Stock other than with respect to shares of Common Stock intended to be disposed of to persons outside Hong Kong or to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

     The shares of Common Stock have not been registered under the Securities and Exchange Law of Japan and are not being offered and may not be offered or sold directly or indirectly in Japan or to residents of Japan, except pursuant to applicable Japanese laws and regulations.

     No action has been taken or will be taken in any jurisdiction by the Company or the International Underwriters that would permit a public offering of the shares offered pursuant to the Offerings in any jurisdiction where action for that purpose is required, other than the U.S. Persons into whose possession this Prospectus comes are required by the Company and the International Underwriters to inform themselves about and to observe any restrictions as to the offering of the shares offered pursuant to the Offerings and the distribution of this Prospectus.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     The Company has granted the International Underwriters and the U.S. Underwriters options to purchase an aggregate of up to an additional 75,000 shares and 450,000 shares, respectively, of Common Stock at the public offering price less the aggregate underwriting discount, solely to cover over-allotments. To the extent such options are exercised, each of the International Underwriters and the U.S. Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage it was obligated to purchase pursuant to the International Underwriting Agreement or the U.S. Underwriting Agreement, as applicable.

     The International Underwriting Agreement and U.S. Underwriting Agreement provide that the Company will indemnify the several International Underwriters and U.S. Underwriters against certain liabilities under the Securities Act, or contribute to payments the International Underwriters and the U.S. Underwriters may be required to make in respect thereof.

     The Company, certain senior executive officers of the Company and the directors have agreed that, without the prior written consent of Salomon Brothers Inc, they will not, directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of, or announce the offering of, any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock (except the shares sold to the International Underwriters or the U.S. Underwriters pursuant to the over-allotment options) for a period of 180 days after the date of the International Underwriting Agreement or the U.S. Underwriting Agreement, respectively, except the Company may issue shares under the Savings Plan, Excess Benefit Plan and the Stock Compensation Plans. Salomon Brothers Inc currently does not intend to release any securities subject to such lock-up agreements, but may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements.

     The International Underwriters and the U.S. Underwriters have informed the Company that they do not intend to confirm sales of Common Stock for any customer's account over which they exercise discretionary authority without the prior written approval of such customer.
                                   LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by Schwabe, Williamson & Wyatt, P.C., Portland, Oregon. Latham & Watkins, San Francisco, California will act as counsel for the U.S. Underwriters and International Underwriters. Latham & Watkins will rely upon the opinion of Schwabe, Williamson & Wyatt, P.C., as to certain matters of Oregon law.

                                     EXPERTS

     The consolidated balance sheets as of December 31, 1995 and 1994 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission (file no. 0-1339) are incorporated by reference herein:

     (a)  Annual Report on Form 10-K for the year ended December 31, 1995.

     (b)  Quarterly Report on Form 10-Q for the period ended March 31, 1996.

     (c) Proxy Statement dated March 15, 1996 for its 1996 Annual Meeting of Shareholders.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offerings made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on written or oral request, a copy of any and all of the documents incorporated in this Prospectus by reference, other than exhibits to such documents not specifically incorporated by reference therein. Requests for such copies should be directed to Oregon Metallurgical Corporation, at its principal executive offices located at 530 34th Avenue, S.W., Albany, Oregon 97321, Attention:
Dennis P. Kelly, Vice President, Finance (telephone: (541) 967-9000).
 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS TO WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.













                                TABLE OF CONTENTS

                                                                            PAGE

Available Information. . . . . 2
Prospectus Summary . . . . . . 3
Risk Factors . . . . . . . . . 8
Use of Proceeds. . . . . . . .12
Capitalization . . . . . . . .13
Dilution . . . . . . . . . . .14
Price Range of Common Stock and Dividend
  Policy . . . . . . . . . . .15
Selected Financial Data. . . .16
Management's Discussion and Analysis of
  Financial Condition and Results of Operations18
Business . . . . . . . . . . .25
Management . . . . . . . . . .33
Description of Capital Stock .36
Certain U.S. Tax Considerations for Non-U.S.
  Holders. . . . . . . . . . .38
Underwriting . . . . . . . . .40
Legal Matters. . . . . . . . .42
Experts. . . . . . . . . . . .42
Incorporation of Certain Documents by
  Reference. . . . . . . . . .42
Index to Consolidated Financial StatementsF-1





3,500,000 SHARES




OREGON
METALLURGICAL
CORPORATION



COMMON STOCK
($1.00 PAR VALUE)








                                      LOGO








SALOMON BROTHERS
INTERNATIONAL LIMITED

MERRILL LYNCH INTERNATIONAL

PACIFIC CREST SECURITIES INC.


PROSPECTUS

DATED                , 1996
                                      PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Registrant in connection with the sale of the Common Stock being registered. All amounts are estimates except the Registration Fee and Nasdaq filing fee.

     Registration Fee. . . . . . . . . . . . . . . . . . . . . . . . .  $ 39,643
     NASD filing fee and expenses, including legal fees. . . . . . .      11,996
     Nasdaq filing fee . . . . . . . . . . . . . . . . . . . . . . .      17,500
     Blue Sky fees and expenses, including legal fees. . . . . . .             *
     Accounting fees and expenses. . . . . . . . . . . . . . . . .             *
     Legal fees and expenses . . . . . . . . . . . . . . . . . . .             *
     Transfer agent and registrar fees . . . . . . . . . . . . . .             *
     Printing and engraving. . . . . . . . . . . . . . . . . . . .             *
     Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . .             *
          Total. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $500,000

* To be filed by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Oregon Business Corporation Act (the "OBCA") permits a corporation to include in its articles of incorporation a provision limiting or eliminating personal liability of a director to the corporation and its shareholders for monetary damages for conduct as a director, except for (a) any breach of the director's duty of loyalty to the corporation or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) any unlawful distribution; and (d) any transaction from which the director derived an improper personal benefit. The OBCA permits indemnification of officers and directors of the Registrant under certain conditions and subject to certain limitations. Section 60.411 of the OBCA also provides that a corporation has the power to purchase and maintain insurance on behalf of an individual against any liability asserted against or incurred by the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, even if the corporation had no power to indemnify the individual against such liability under the provisions of Sections 60.391 or 60.394.

     Article VII of the Articles of Incorporation, as restated and amended, of the Registrant provides as follows:

          A. The Corporation shall have the power to indemnify to the fullest extent not prohibited by law any person who is made or threatened to be made a party to, witness in, or otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative, investigative, legislative, formal or informal, internal or external or otherwise (including an action, suit or proceeding by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the Corporation, or serves or served at the request of the Corporation as a director, officer, employee or agent or as a fiduciary of an employee benefit plan, or another corporation, partnership, joint venture, trust, or other enterprise. Any indemnification provided pursuant to this Article shall not be exclusive of any rights to which the persons indemnified may otherwise be entitled under any articles of incorporation, bylaw, agreement, statute, policy of insurance, vote of shareholders or Board of Directors, or otherwise, which exists at or subsequent to the time such person incurs or becomes subject to such liability and expense.

          B. To the fullest extent not prohibited by law, no director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director. No amendment or repeal of this Article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article, nor a change in the law, shall adversely affect any right or protection that is based upon this Paragraph B and pertains to conduct that occurred prior to the time of such amendment, repeal, adoption or change. No change in the law shall reduce or eliminate the rights and protections set forth in this Paragraph B unless the change in the law specifically requires such reduction or elimination. If the Oregon Business Corporation Act is amended after this Article becomes effective to authorize corporate action further eliminating or limiting the personal liability of directors of the Corporation, then the liability of directors of the Corporation shall be eliminated or limited to the fullest extent not prohibited by the Oregon Business Corporation Act as so amended.

     Article XXVIII of the Registrant's Bylaws provides for indemnification of the Registrant's officers and directors to the fullest extent not prohibited by law. Article XXVIII, Section 8 of the Registrant's Bylaws provides that Registrant may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to Article XXVIII upon approval by the Board of Directors of Registrant.

     Messrs. Bezar, Cusic, Pate, Leonard, Carter and Collins have entered into indemnity agreements with the Company relating to their positions as directors of the Company. The agreements provide generally that the Company will indemnify the party thereto for liability arising from third-party proceedings, for proceedings by or in the right of the Company and otherwise to the fullest extent not prohibited by law, subject to certain exclusions.

     The Company maintains liability insurance for directors and officers of the Company acting within their legally defined capacities. The insurance coverage is on a "claims made" basis.

ITEM 16.  EXHIBITS

1.1  Form of U.S. Underwriting Agreement*

1.2  Form of International Underwriting Agreement*

4.1  Restated Articles of Incorporation (incorporated by reference to
     Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993)

4.2 Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31,
     1994)

4.3 Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995)

5.1  Opinion of Schwabe, Williamson & Wyatt, P.C.*

23.1 Consent of Coopers & Lybrand L.L.P., independent accountants

23.2 Consent of Schwabe, Williamson & Wyatt, P.C. (included in Exhibit 5.1) *

24.1 Power of Attorney of the directors and certain officers of the Registrant (included on page II-4 of the Registration Statement)

*    To be filed by amendment

     All other schedules are omitted because they are not applicable or the required information is contained in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offerings of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the Offerings of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
                                    SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Albany, State of Oregon, on June 26, 1996.

                                   OREGON METALLURGICAL CORPORATION


                                   By:  /s/ CARLOS E. AGUIRRE
                                        Carlos E. Aguirre, President and Chief
                                        Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Carlos E. Aguirre and Dennis P. Kelly, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents for him and on his behalf and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 (and any amendments thereto), and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorneys, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities effective on June 26, 1996.

          SIGNATURE                     TITLE


/s/ CARLOS E. AGUIRRE                   President and Chief Executive Officer
     (Carlos E. Aguirre)                          (Principal Executive Officer)
and Director


/s/ DENNIS P. KELLY                     Vice President, Finance and Treasurer
     (Dennis P. Kelly)                       (Principal Financial Officer and
Principal
                                        Accounting Officer)

/s/ HOWARD T. CUSIC                Chairman, Board of Directors
     (Howard T. Cusic)

                                   Director
     (Gilbert E. Bezar)

/s/ THOMAS B. BOKLUND              Director
     (Thomas B. Boklund)

/s/ ROGER V. CARTER                Director
     (Roger V. Carter)

/s/ NICHOLAS P. COLLINS            Director
     (Nicholas P. Collins)

/s/ DAVID H. LEONARD               Director
     (David H. Leonard)

                                   Director
     (James S. Paddock)

/s/ JAMES R. PATE                  Director
     (James R. Pate)                                  INDEX TO EXHIBITS

                                                           Sequentially
                                                             Numbered
                                                               Page
Exhibit No.                          Exhibit                  Number

1.1  Form of U.S. Underwriting Agreement*. . . . . . . . . . .

1.2  Form of International Underwriting Agreement* . . . . . .

4.1  Restated Articles of Incorporation (incorporated by reference to
     Exhibit 3.1 to the Registrant's
     Annual Report on Form 10-K for the year ended December 31, 1993)

4.2 Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on
     Form 10-K for the year ended December 31, 1994) . . . . .

4.3 Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended
     June 30, 1995). . . . . . . . . . . . . . . . . . . . . .

5.1  Opinion of Schwabe, Williamson & Wyatt, P.C.* . . . . . .

23.1 Consent of Coopers & Lybrand L.L.P., independent accountants

23.2 Consent of Schwabe, Williamson & Wyatt, P.C. (included in Exhibit 5.1)*

24.1 Power of Attorney of the directors and certain officers of the Registrant (included on page II-4 of the Registration Statement). . . . . . . . .

*    To be filed by amendment

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                       Page
                                                                       ____

Report of Independent Accountants...................................  F - 2

Consolidated Statements of Operations
     for the years ended December 31, 1993, 1994 and 1995, and for the three months ended March 31, 1995 and 1996 (unaudited)...F - 3

Consolidated Balance Sheets
     as of December 31, 1994 and 1995, and
     as of March 31, 1996 (unaudited).................................F - 4

Consolidated Statements of Shareholders' Equity
     for the years ended December 31, 1993, 1994 and 1995, and
     for the three months ended March 31, 1996 (unaudited)............F - 5

Consolidated Statements of Cash Flows
     for the years ended December 31, 1993, 1994 and 1995, and for the three months ended March 31, 1995 and 1996 (unaudited)...F - 6

Notes to Consolidated Financial Statements..................F - 7 to F - 19

                        REPORT OF INDEPENDENT ACCOUNTANTS


              TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF OREGON
                            METALLURGICAL CORPORATION

     We have audited the accompanying consolidated balance sheets of Oregon Metallurgical Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oregon Metallurgical Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.


Eugene, Oregon
February 16, 1996, except for the
second paragraph of Note 8, as to
which the date is March 1, 1996

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                    (in thousands, except per share data)

                                                                                 Year Ended                Three Months Ended
                                                                                December 31,                    March 31,
                                                                      ________________________________    ____________________
                                                                        1993         1994       1995        1995        1996
                                                                        ____         ____       ____        ____        ____
                                                                                                              (unaudited)

Net sales                                                             $  55,351   $  71,166   $ 146,853   $  30,838   $  51,309
Cost of sales, including a provision for loss on
  long-term agreements of $4,417 in 1995                                 52,636      64,527     131,002      25,506      40,948
                                                                      _________   _________   _________   _________   _________

     Gross profit                                                         2,715       6,639      15,851       5,332      10,361

Research, technical and product development expenses                        773       1,376       1,595         365         617
Selling, general and administrative expenses                              5,124       7,517      14,512       3,400       4,290
Provisions for estimated environmental costs                                970         240       -----       -----       -----
Restructuring cost                                                        2,027       -----       -----       -----       -----
                                                                      _________   _________   _________   _________   _________

     Income (loss) from operations                                       (6,179)     (2,494)       (256)      1,567       5,454

Interest income                                                             816         391       -----       -----       -----
Interest expense                                                           (532)       (606)     (2,104)       (575)       (634)
Minority interests                                                        -----         (29)       (480)       (106)       (225)
                                                                      _________   _________   _________   _________   _________

     Income (loss) before income tax benefit (expense)                   (5,895)     (2,738)     (2,840)        886       4,595

Income tax benefit (expense)                                              1,797         715         425        (351)     (1,250)
                                                                      _________   _________   _________   _________   _________

     Net income (loss)                                                $  (4,098)  $  (2,023)  $  (2,415)  $     535   $   3,345
                                                                      =========   =========   =========   =========   =========

Net income (loss) per share                                           $   (0.38)  $   (0.18)  $   (0.22)  $    0.05   $    0.30
                                                                      =========   =========   =========   =========   =========

Weighted average common shares and equivalents
  outstanding                                                            10,839      11,001      11,219      11,055      11,327
                                                                      =========   =========   =========   =========   =========

   The accompanying notes are an integral part of these consolidated financial statements.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS

                    (in thousands, except par value)

                                                                           December 31,       March 31,
                                                                      _____________________  ___________
                                                                         1994        1995        1996
                                                                      _________   _________   _________
                                                                                             (unaudited)
ASSETS

Current assets:
  Cash and cash equivalents                                           $   1,636   $     572   $   1,154
  Accounts receivable, less allowance for
    doubtful accounts of $858, $1,257 and $1,181                         20,444      25,894      33,038
  Inventories                                                            49,023      66,010      71,163
  Income taxes receivable                                                   321       -----       -----
  Prepayments                                                             1,031         689       1,035
  Deferred tax assets                                                       517       3,242       4,201
                                                                      _________   _________   _________

          Total current assets                                           72,972      96,407     110,591

Property, plant and equipment, net                                       37,520      35,138      34,973
Other assets, net                                                         1,480       1,532       1,473
                                                                      _________   _________   _________

          TOTAL ASSETS                                                $ 111,972   $ 133,077   $ 147,037
                                                                      =========   =========   =========

LIABILITIES

Current liabilities:
  Current portion of long-term debt                                   $      13   $     616   $   1,406
  Book overdraft                                                          -----       2,014       3,657
  Accounts payable                                                       16,860      16,973      17,603
  Accrued payroll and employee benefits                                   2,944       6,659       6,924
  Accrued loss on long-term agreements                                    -----       2,781       2,781
  Other accrued expenses                                                  4,073       3,595       5,793
                                                                      _________   _________   _________

           Total current liabilities                                     23,890      32,638      38,164

Long-term debt, less current portion                                     17,164      26,746      28,644
Deferred tax liabilities                                                  1,098       3,149       4,044
Deferred compensation payable                                               881         678         508
Accrued postretirement benefit                                            1,457       1,563       1,608
Accrued loss on long-term agreements,
  less current portion                                                    -----       1,636       1,353
Minority interests                                                          200         780       1,019
                                                                      _________   _________   _________

           Total liabilities                                             44,690      67,190      75,340
                                                                      _________   _________   _________

Commitments and contingencies (Note 11)

SHAREHOLDERS' EQUITY

Common stock, $1.00 par value; shares authorized,
  25,000; shares issued and outstanding;
  1994 - 10,893; 1995 - 11,018; 1996 - 11,214                            10,893      11,018      11,214
Additional paid-in capital                                               37,445      38,340      40,653
Retained earnings                                                        18,960      16,545      19,890
Cumulative foreign currency translation adjustment                          (16)        (16)        (60)
                                                                      _________   _________   _________

           Total shareholders' equity                                    67,282      65,887      71,697
                                                                      _________   _________   _________

           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $ 111,972   $ 133,077   $ 147,037
                                                                      =========   =========   =========



   The accompanying notes are an integral part of these consolidated financial statements.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                         (in thousands)

                                                                                              Cumulative
                                                                                               Foreign
                                                                       Additional              Currency       Note
                                                     Common Stock       Paid-in     Retained  Translation   Receivable
                                                     ____________
                                                  Shares     Amount     Capital     Earnings  Adjustment      ESOP       Total
                                                  ______     ______    __________   ________  ___________   __________   _____

Balances, December 31, 1992                       10,827   $  10,827   $  37,149   $  25,081   $   -----   $  (4,655)  $  68,402

Repayment of loan by ESOP                          -----       -----       -----       -----       -----       2,429       2,429
Issuance of common stock for:
  Employee benefits                                    8           8          59       -----       -----       -----          67
  Restructuring cost                                  53          53         212       -----       -----       -----         265
Net loss                                           -----       -----       -----      (4,098)      -----       -----      (4,098)
                                                  ______   _________   _________   _________   _________   _________   _________

Balances, December 31, 1993                       10,888      10,888      37,420      20,983       -----      (2,226)     67,065

Repayment of loan by ESOP                          -----       -----       -----       -----       -----       2,226       2,226
Issuance of common stock for
  employee benefits                                    5           5          25       -----       -----       -----         30
Currency translation adjustment                    -----       -----       -----       -----         (16)      -----        (16)
Net loss                                           -----       -----       -----      (2,023)      -----       -----     (2,023)
                                                  ______   _________   _________   _________   _________   _________   _________

Balances, December 31, 1994                       10,893      10,893      37,445      18,960         (16)      -----      67,282

Issuance of common stock for
  employee benefits                                  125         125         895       -----       -----       -----       1,020
Net loss                                           -----       -----       -----      (2,415)      -----       -----      (2,415)
                                                  ______   _________   _________   _________   _________   _________   _________

Balances, December 31, 1995                       11,018      11,018      38,340      16,545         (16)      -----      65,887

Issuance of common stock for
  employee benefits (unaudited)                      196         196       2,313       -----       -----       -----       2,509
Currency translation adjustment
  (unaudited)                                      -----       -----       -----       -----         (44)      -----         (44)
Net income (unaudited)                             -----       -----       -----       3,345       -----       -----       3,345
                                                  ______   _________   _________   _________   _________   _________   _________
Balances, March 31, 1996
  (unaudited)                                     11,214   $  11,214   $  40,653   $  19,890   $     (60)  $   -----   $  71,697
                                                  ======   =========   =========   =========   =========   =========   =========

   The accompanying notes are an integral part of these consolidated financial statements.

               OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (in thousands)

                                                                     Year Ended                 Three Months Ended
                                                                    December 31,                     March 31,
                                                       ____________________________________   _______________________
                                                          1993         1994         1995         1995         1996
                                                       __________   __________   __________   __________   __________
                                                                                                   (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                    $  (4,098)   $  (2,023)   $  (2,415)   $     535    $   3,345
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in) operating
    activities:
      Depreciation and amortization                        3,937        4,014        4,632        1,126        1,381
      Loss on disposition of assets                        1,000        -----        -----        -----        -----
      Deferred income tax expense (benefit)                 (403)      (1,434)        (674)         177          545
      Employee benefits paid or payable
        in common stock                                    -----          125        2,666          473        1,307
      Provision for loss on long-term agreements           -----        -----        4,417        -----         (283)
      Minority interests                                   -----           29          480          106          225
      Changes in current assets and liabilities,
        net of effects of acquisition of a business:
          Accounts receivable                             (3,141)      (4,158)      (5,450)      (2,340)      (7,144)
          Inventories                                       (930)     (12,209)     (16,987)      (7,140)      (5,153)
          Other current assets                             1,174        1,107          663          491         (346)
          Accounts payable                                 1,161        7,198          113        1,897          630
          Accrued payroll and employee benefits              211        1,577        2,153          513          760
          Other accrued expenses                           1,204          920         (478)         283        2,198
      Other                                                  726          395          (89)          45          (24)
                                                       _________    _________    _________    _________    _________

Net cash provided by (used in) operating activities          841       (4,459)     (10,969)      (3,834)      (2,559)
                                                       _________    _________    _________    _________    _________

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of a business, net of cash acquired          -----       (8,223)       -----        -----        -----
  Additions to property, plant and equipment              (1,244)      (1,929)      (1,914)        (219)      (1,142)
  Short-term investments - purchased                     (15,651)      (1,228)       -----        -----        -----
  Short-term investments - redeemed                       14,856        8,811        -----        -----        -----
  Other                                                       65         (111)        (334)        (383)         (20)
                                                       _________    _________    _________    _________    _________

Net cash used in investing activities                     (1,974)      (2,680)      (2,248)        (602)      (1,162)
                                                       _________    _________    _________    _________    _________

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from revolving credit agreements                -----       40,361      107,049       23,537       46,660
  Payments on revolving credit agreements                  -----      (27,865)     (97,800)     (20,222)     (44,118)
  Capitalized loan fees and acquisition costs              -----       (1,260)         (54)       -----        -----
  Proceeds from long-term debt                             -----        -----          990        -----          177
  Payments of long-term debt                              (3,350)      (4,754)         (54)          (3)         (31)
  Book overdraft                                           -----        -----        2,014        -----        1,643
  Proceeds from note receivable - ESOP                     2,429        2,226        -----        -----        -----
  Other                                                    -----           46        -----           20        -----
                                                       _________    _________    _________    _________    _________

Net cash provided by (used in) financing activities         (921)       8,754       12,145        3,332        4,331
                                                       _________    _________    _________    _________    _________

Effect of exchange rates on cash and cash equivalents      -----          (16)           8           (7)         (28)
                                                       _________    _________    _________    _________    _________

Net increase (decrease) in cash and cash equivalents      (2,054)       1,599       (1,064)      (1,111)         582
Cash and cash equivalents, beginning of period             2,091           37        1,636        1,636          572
                                                       _________    _________    _________    _________    _________

Cash and cash equivalents, end of period               $      37    $   1,636    $     572    $     525    $   1,154
                                                       =========    =========    =========    =========    =========

   The accompanying notes are an integral part of these consolidated financial statements.

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 (in thousands)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     OPERATIONS - Oregon Metallurgical Corporation ("OREMET") and Subsidiaries (the "Company") is a leading integrated producer of titanium sponge, ingot, mill products and castings for use in the aerospace, industrial, golf and military markets. Titanium Industries, Inc. ("TI"), an 80% owned subsidiary, operates full-line titanium metal service centers in the U.S., Canada, U.K. and Germany and produces small diameter bar, weld wire and fine wire. As of December 31, 1995 and March 31, 1996, the Company is owned 35% and 32%, respectively, by the Oregon Metallurgical Corporation Employee Stock Ownership Plan (the "ESOP").

     In September 1994, the Company completed the acquisition of the net operating assets and subsidiaries of Titanium Industries Distribution Group from Kamyr, Inc. The acquisition cost of approximately $13,502 was funded by $5,000 in cash, $4,002 of bank financing and $4,500 of seller financing. The acquisition of TI was accounted for as a purchase, with its results included in the Company's financial statements from the acquisition date.

     BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of OREMET, TI and another wholly-owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS - The Company classifies all cash on deposit with banks and all highly liquid debt investments purchased with a maturity of 90 days or less as cash and cash equivalents.

     CONCENTRATIONS OF CREDIT RISK - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions and limits the amount of credit exposure at any one financial institution. At times, temporary cash investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Management believes that risk of loss on the Company's trade receivables is significantly reduced by ongoing credit evaluations of customers' financial condition. Generally, the Company does not require collateral.

     INVENTORIES - Inventories are carried at the lower of cost or market. Cost is determined using the weighted average cost method. Inventory costs generally include material, labor cost and manufacturing overhead.

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are recorded at historical cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets for financial reporting purposes; and, accelerated methods are used for income tax reporting purposes. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in the statement of operations.

     EXCESS OF COST OVER NET ASSETS ACQUIRED - The excess of cost over the fair value of net assets acquired of TI of $857 is included in other assets and is being amortized on a straight-line basis over 15 years. Accumulated amortization was $70 and $13 in 1995 and 1994, respectively.

     INCOME TAXES - The Company uses the liability method to record deferred tax assets and liabilities based on the difference between the financial reporting and tax bases of assets and liabilities.

     FORWARD FOREIGN EXCHANGE CONTRACTS - The Company may enter into forward foreign exchange contracts as a hedge against fluctuations relating to net foreign currency transactions and commitments denominated in foreign currencies. Gains and losses on forward contracts are deferred and offset against foreign exchange gains or losses on the underlying hedged items.

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                 (in thousands)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued:

     FOREIGN CURRENCY TRANSLATION - The Company's foreign subsidiaries' accounts are measured using local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year end. Revenues and expenses are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative adjustment account in shareholders' equity, net of related deferred income taxes.

     NET INCOME (LOSS) PER SHARE - Net income (loss) per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents consist of warrants and amounts due to be settled in shares pursuant to OREMET's benefit plans. Common stock equivalents are computed using the treasury stock method.

     REVENUE RECOGNITION - Revenues from the sale of commercial products are primarily recognized upon shipment. Revenues from long-term, fixed price agreements are recognized as the product is shipped. Estimated losses at completion of agreements are recognized and charged to income in the period such losses are estimated.

     ACCOUNTING STANDARDS PRONOUNCEMENTS - For the year ended December 31, 1995, the Company has adopted Statement of Financial Accounting Standards ("SFAS") Board No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Standard requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount on an asset may not be recoverable. The adoption of SFAS No. 121 had no effect on the Company's financial position or results of operations.

     The Company expects to elect the disclosure alternative proscribed by SFAS No. 123, "Accounting for Stock-Based Compensation," and account for the Company's stock-based employee compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and its various interpretations. Under APB No. 25, no compensation cost is generally recognized for fixed stock options for which the exercise price is not less than the market price of the Common Stock on the grant date. Under the disclosure alternative of SFAS No. 123, the Company will disclose, starting with its 1996 fiscal year, its respective pro forma net income and earnings per share as if the fair value based accounting method of SFAS No. 123 had been used to account for stock-based compensation cost for all awards granted by the Company after January 1, 1996.

     RECLASSIFICATIONS - Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the current year's presentation. The reclassifications do not affect previously reported results of operations or cash flows.

     UNAUDITED INTERIM FINANCIAL INFORMATION - The consolidated balance sheet at March 31, 1996, the consolidated statement of operations and cash flows for the three-month interim periods ended March 31, 1995 and 1996, and the consolidated statement of shareholders' equity for the three-month interim period ended
March 31, 1996 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the interim financial information have been made. The results of operations for interim periods are not necessarily indicative of the operating results of a full year or of future years.

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                 (in thousands)


2.   ADDITIONAL STATEMENT OF CASH FLOWS INFORMATION:

     The Company's noncash investing and financing activities and cash payments for interest and income taxes are as follows:

                                                                         Year Ended                Three Months Ended
                                                                        December 31,                    March 31,
                                                             __________________________________  ______________________
                                                                1993        1994        1995        1995        1996
                                                             __________  __________  __________  __________  __________
                                                                                                       (unaudited)

           Cash paid (received) for:
             Interest                                        $     523   $     614   $   2,253   $     513   $     630
           Income taxes (refunds, net of
             payments)                                          (2,817)     (1,327)          9       -----         178
           Noncash investing activities:
           Acquisition of business, net of
             cash acquired:
               Working capital, other than cash                          $  (9,630)
               Property, plant and equipment                                (3,278)
               Long-term debt assumed                                          185
               Note payable issued to seller                                 4,500
                                                                         _________

                                                                         $  (8,223)
                                                                         =========


3.   INVENTORIES:

                                                                              December 31,                   March 31,
                                                                         ______________________
                                                                            1994        1995                    1996
                                                                         __________  __________              __________
                                                                                                            (unaudited)

           Finished goods                                                $  14,656   $  18,141               $  20,243
           Work-in-progress                                                 15,288      19,837                  21,222
           Raw materials                                                    19,079      28,032                  29,698
                                                                         _________   _________               _________

               Total                                                     $  49,023   $  66,010               $  71,163
                                                                         =========   =========               =========


4.   PROPERTY, PLANT AND EQUIPMENT:

                                                                              December 31,                   March 31,
                                                                         ______________________
                                                                            1994        1995                    1996
                                                                         __________  __________              __________
                                                                                                            (unaudited)

           Land                                                          $   1,189   $   1,189               $   1,189
           Buildings and improvements                                       11,087      11,455                  11,431
           Machinery and equipment                                          39,940      42,248                  42,453
           Integrated sponge facility                                       45,309      45,641                  45,641
           Construction in progress                                          1,976         846                   1,737
                                                                         _________   _________               _________

                                                                            99,501     101,379                 102,451
           Less accumulated depreciation                                    61,981      66,241                  67,478
                                                                         _________   _________               _________

                                                                         $  37,520   $  35,138               $  34,973
                                                                         =========   =========               =========

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                 (in thousands)


5.   OTHER ACCRUED EXPENSES:

                                                                              December 31,                   March 31,
                                                                         ______________________
                                                                            1994        1995                    1996
                                                                         __________  __________              __________
                                                                                                            (unaudited)

           Accrual for estimated environmental costs                     $   1,150   $     909               $     909
           Sales returns and allowances                                      1,050         607                   1,384
           Income taxes payable                                                755         478                   1,004
           Other                                                             1,118       1,601                   2,496
                                                                         _________   _________               _________

                                                                         $   4,073   $   3,595               $   5,793
                                                                         =========   =========               =========


6.   PROVISION FOR LOSS ON LONG-TERM AGREEMENTS:

     The Company has historically entered into long-term agreements ("LTAs") with certain customers, primarily in the aerospace industry. The LTAs typically obligate the Company to sell the product at a fixed price for a two or three-year period. As a result of projected raw materials and processing costs being higher than anticipated when the LTAs were executed, the Company recorded a provision for loss on LTA's of $5,717 during 1995, of which $4,417 and $4,134 remains outstanding at December 31, 1995 and March 31, 1996, respectively.


7.   INCOME TAXES:

     The income tax provision (benefit) consists of the following:

                                                                     Year Ended                 Three Months Ended
                                                                    December 31,                     March 31,
                                                       ____________________________________   _______________________
                                                          1993         1994         1995         1995         1996
                                                       __________   __________   __________   __________   __________
                                                                                                   (unaudited)

           Current provision (benefit):
             Federal                                   $  (1,583)   $     422    $    (372)   $      18    $     341
             State                                            18           80          155           39          134
             Foreign                                       -----        -----          466          117          230
           Deferred provision (benefit)                     (232)      (1,217)        (674)         177          545
                                                       _________    _________    _________    _________    _________

               Total tax provision (benefit)           $  (1,797)   $    (715)   $    (425)   $     351    $   1,250
                                                       =========    =========    =========    =========    =========

     The differences between the Company's income tax provision (benefit) and the federal income tax provision (benefit) at statutory rates are as follows:

                                                                     Year Ended                 Three Months Ended
                                                                    December 31,                     March 31,
                                                       ____________________________________   _______________________
                                                          1993         1994         1995         1995         1996
                                                       __________   __________   __________   __________   __________
                                                                                                   (unaudited)

           Federal provision (benefit)
             at statutory rates                        $  (2,004)   $    (931)   $    (966)   $     301    $   1,562
           State tax provision (benefit)                    (389)        (179)        (193)          44          228
           Valuation allowance                               597          216        1,138          250         (550)
           Alternative minimum tax limitation                212        -----           21           18        -----
           Adjustment of prior-year tax accrual            -----        -----         (264)        (264)       -----
           Other                                            (213)         179         (161)           2           10
                                                       _________    _________    _________    _________    _________

             Total                                     $  (1,797)   $    (715)   $    (425)   $     351    $   1,250
                                                       =========    =========    =========    =========    =========

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                 (in thousands)


7.   INCOME TAXES, Continued:

     At December 31, 1995, the Company has net operating loss carryforwards for federal and state income tax purposes of $3,600 and $30,000, respectively, which may be used prior to their expiration in 2006 through 2008.

     The components of the deferred taxes are as follows:

                                                          1994        1995
                                                       __________  __________

           Deferred tax assets:
             Tax loss and credit carryforwards         $   3,881   $   4,089
             Pension, retirement and other
               employment related items                    1,722       1,715
             Allowance for doubtful accounts                 346         455
             Safe harbor lease                               296         215
             Environmental accrual                           467         350
             Capitalized inventory costs                     619         281
             Provision for losses on long-term
               agreements                                  -----       1,627
             Other                                           345         871
             Less valuation allowance                     (1,810)     (2,948)
                                                       _________   _________

                                                           5,866       6,655

           Deferred tax liabilities:
             Accumulated depreciation and
               amortization                                6,421       6,562
             Other                                            26       -----
                                                       _________   _________
                                                           6,447       6,562
                                                       _________   _________

               Net deferred tax assets (liabilities)   $    (581)  $      93
                                                       =========   =========

           Balance sheet classification:
             Current deferred tax assets               $     517   $   3,242
             Long-term deferred tax liabilities           (1,098)     (3,149)
                                                       _________   _________

               Net deferred tax assets (liabilities)   $    (581)  $      93
                                                       =========   =========


     The Company has recorded a valuation allowance with respect to certain deferred tax assets as a result of the uncertainty of their future realization. Realization is dependent on generating sufficient taxable income prior to expiration of net operating loss carryforwards and the reversal of certain deferred tax credits. The amount of the deferred tax assets considered realizable, however, could be increased in the near term if estimates of future taxable income during the carryforward period are increased.

     The Company's lower effective tax rate for the three months ended March 31, 1996 is largely due to an adjustment to the deferred tax valuation allowance to reflect the belief that it is more likely than not that the deferred tax assets will be realized.

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                 (in thousands)


8.   LONG-TERM DEBT:


                                                                              December 31,                   March 31,
                                                                         ______________________
                                                                            1994        1995                    1996
                                                                         __________  __________              __________
                                                                                                            (unaudited)

           U.S. revolving credit agreement                               $  12,496   $  21,228               $  23,276
           U.K. based credit facility                                        -----         517                   1,011
           Subordinated loan from Kamyr, Inc.                                4,500       4,500                   4,500
           Obligations under capital leases
             (see Note 11) and other                                           181       1,117                   1,263
                                                                         _________   _________               _________

                                                                            17,177      27,362                  30,050

           Less current maturities                                              13         616                   1,406
                                                                         _________   _________               _________

                                                                         $  17,164   $  26,746               $  28,644
                                                                         =========   =========               =========


     U.S. REVOLVING CREDIT AGREEMENT - The Company may borrow up to $28,000 under the terms of a revolving credit agreement with a U.S. bank at an interest rate of prime (8.5% at December 31, 1995 and 8.25% at March 31, 1996) plus 1.5%, or LIBOR (6.43% at December 31, 1995 and March 31, 1996) plus 2.5%. The Company has exercised the LIBOR option. Borrowings under the agreement are collateralized by accounts receivable, inventories and other intangible assets, including the Company's stock in TI. The Company must pay a nonuse fee of .5% annually on the unused portion of the commitment. The credit agreement matures in September 1997 and can be renewed for one-year periods with the consent of both parties. The credit agreement contains restrictive covenants with regard to various financial ratios and imposes limitations on capital expenditures and dividends. Annual cash dividends are limited to the lesser of fifty percent (50%) of net income or $1.8 million. See Note 15.

     As of December 31, 1995, the Company was not in compliance with certain covenants principally relating to interest coverage and minimum net worth requirements. On March 1, 1996, the Company obtained a written waiver from the lender on these matters. The Company believes that it will be in compliance with its financial covenants in the future.

     U.K. BASED CREDIT FACILITY - On January 19, 1996, Titanium International Limited ("TIL"), a wholly-owned subsidiary of TI, amended its credit facility with Midland Bank plc. The facility provides for a credit facility of approximately $2,300, a foreign exchange facility for $900 and other guarantees of approximately $450. Aggregate borrowings which include Parent loans cannot exceed TIL's shareholders' equity less intangible assets. The credit facility is collateralized by the assets of TIL only. Interest is to be charged at the rate of 1.5% over Midland Bank's base rate on amounts borrowed up to $1,500 and 2% over Midland Bank's base rate on amounts borrowed in excess of $1,500. The credit facility has financial covenants pertaining to net worth and prepayment of a loan to TI. The Bank has the option of terminating the availability of credit at its discretion and the facility is subject to review on December 31, 1996.

     SUBORDINATED LOAN FROM KAMYR, INC. - On September 19, 1994, as part of the Company's acquisition of TI, TI entered into a subordinated debt agreement with the seller, Kamyr, Inc., for $4,500, interest at 8%, payable quarterly. The initial principal payment of $300 is due March 1997, with additional quarterly installments of $350 through March 2000. The subordinated debt agreement includes covenants relative to shareholders' equity, the maximum amount of senior debt, financial ratios and restrictions on dividends, new borrowings and guarantees and liens. The loan is collateralized by a second lien on the accounts receivable, inventories, and general intangibles of TI.

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                 (in thousands)


8.   LONG-TERM DEBT, Continued:

     Aggregate contractual maturities of long-term debt approximate the following at December 31, 1995:

          1996                 $     616
          1997                    22,683
          1998                     1,512
          1999                     1,518
          2000                       491
          Thereafter                 542
                               _________

                               $  27,362
                               =========


9.   STOCK PURCHASE WARRANTS:

     At December 31, 1995, warrants to purchase 200 thousand shares of Common Stock were outstanding in connection with the Company's acquisition of TI (see
Note 15). The warrants were issued at fair market value and are exercisable at $6.375 per share, expiring in September 2004. The warrant holder is the president of TI, who is also an officer and director of the Company.


10.  EMPLOYEE BENEFIT PLANS:

     PENSION PLANS - OREMET has pension plans covering its eligible hourly and salaried employees. The cost of these plans was $1,274, $1,287, $1,581 for the years ended 1993, 1994, and 1995, and $337 and $381 for the three months ended March 31, 1995 and 1996, respectively. OREMET's hourly employees are covered by a union pension plan, the contributions for which are based on a fixed rate per hour established under a negotiated union contract.

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                 (in thousands)


10.  EMPLOYEE BENEFIT PLANS, Continued:

     Salaried employees who have completed at least one year of service and have reached age 21 are covered by the defined benefit pension plan. The benefits under this plan are based on years of service and an employee's final average earnings. The plan's assets consist of interest-bearing obligations and equities (principally listed securities). The following table sets forth the amounts recognized in the Company's financial statements for the salaried plan:

                                                             Year Ended December 31,
                                                       __________________________________
                                                          1993        1994        1995
                                                       __________  __________  __________


           Pension costs for the year:
             Service cost                              $     565   $     522   $     474
             Interest cost                                   779         859         981
             Actual return on plan assets                    (717)       (250)     (2,252)
             Net amortization of deferral                    119        (397)      1,571
                                                       _________   _________   _________

               Net pension cost                        $     746   $     734   $     774
                                                       =========   =========   =========
                                                                       December 31,
                                                                   ______________________
                                                                      1994        1995
                                                                   __________  __________

           Plan assets at fair value                               $   9,863   $  12,246
                                                                   _________   _________
           Actuarial value of benefits based on
             employment service to date and
             present pay levels:
             Vested                                                    7,976      10,036
             Nonvested                                                   300         528
                                                                   _________   _________

           Accumulated benefit obligation                              8,276      10,564
           Additional amounts related to projected
             compensation increases                                    2,550       4,443
                                                                   _________   _________

           Projected benefit obligation                               10,826      15,007
                                                                   _________   _________

             Projected benefit obligation
               in excess of plan assets                                 (963)     (2,761)

           Unrecognized net obligation                                   276         237
           Unrecognized prior service cost                               182         255
           Unrecognized net loss from experience
             different from actuarial assumptions                         76       1,874
                                                                   _________   _________

             Prepaid pension cost (pension liability)              $    (429)  $    (395)
                                                       =========   =========   =========

     Assumptions utilized to measure net pension cost and the projected benefit obligation are as follows:


                                                       1993    1994    1995
                                                       ____    ____    ____

           Weighted average discount rate              6.75%   8.50%  7.25%
           Rate of compensation increase               4.50    4.50   4.50
           Long-term rate of return on plan assets     8.00    8.00   8.00

     Primarily as a result of the change in the weighted average discount rate to 7.25% in 1995 from 8.50% in 1994, the Projected Benefit Obligation ("PBO") as of December 31, 1995 increased $4,181 to $15,007, compared to the 1994 PBO of $10,826. Similarly, the decrease in the weighted average discount rate was the principal reason for the increase in the unrecognized net loss to $1,874 at December 31, 1995, as compared to the unrecognized net loss of $76 at December 31, 1994. The increase in the unrecognized net loss was partially offset by the returns on plan assets which were more than the assumed 8.0%.

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED STATEMENTS, Continued

                                 (in thousands)


10.  EMPLOYEE BENEFIT PLANS, Continued:

     The decrease in the PBO and unrecognized net loss at December 31, 1994 compared to 1993 was the result of the increase in the weighted average discount rate to 8.5% in 1994 from 6.75% in 1993.

     During 1993, the Company restructured its workforce, resulting in the termination of a significant number of employees. The termination resulted in a partial curtailment of the salaried pension plan and increased the restructuring cost by $151.

     POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS - The Company accrues the cost of postretirement benefits other than pensions during the period of employment of the salaried employees. The following table sets forth the plan's status, reconciled with the amount shown in the Company's balance sheets, as of December 31:


                                                                                1994        1995
                                                                             __________  __________

          Accumulated postretirement benefit obligation:
            Retirees                                                         $     638   $     611
            Fully eligible active plan participants                                140         121
            Other active plan participants                                         770       1,190
                                                                             _________   _________

                                                                                 1,548       1,922
          Unrecognized net loss from experience
            different from actuarial assumptions                                   (91)       (359)
                                                                             _________   _________

          Accrued postretirement benefit cost                                $   1,457   $   1,563
                                                                             =========   =========

     The components of net periodic postretirement benefit costs are as follows:

                                                                       Year Ended December 31,
                                                                 __________________________________
                                                                    1993        1994        1995
                                                                 __________  __________  __________

          Service cost, benefits attributed to employee
            service during the year                              $      97   $      96   $      89
          Interest cost on accumulated postretirement
            benefit obligation                                         123         118         119
          Net amortization and deferrals                                15          15       -----
                                                                 _________   _________   _________

          Net periodic postretirement benefit cost               $     235   $     229   $     208
                                                                 =========   =========   =========

     For measurement purposes, a 9% annual increase in the per capita cost of postretirement medical benefits was assumed for 1995; the rate is assumed to decrease gradually to 6% for 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant affect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $250, and the aggregate of the service and interest cost components of net periodic postretirement cost for the year then ended by $36.

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.25%, 8.5% and 7.0% for 1995, 1994 and 1993, respectively. The changes in the unrecognized net loss reflect the changes in the discount rate.

     During 1993, the Company restructured its workforce, resulting in the termination of a significant number of employees. The terminations resulted in a partial curtailment of the postretirement benefit plan and decreased the unrecognized loss component of the postretirement benefit liability by $210.

     DEFINED CONTRIBUTION PLANS - Beginning in 1995, OREMET implemented a domestic 401(k) retirement savings plan for the benefit of both union and salaried employees. Under the provisions of the plan, OREMET will contribute one share of Common Stock for each day worked, or approximately 260 shares a year for a full-time employee as defined by the plan (see Note 15). OREMET will also contribute a matching contribution based on the profitability of the Company. The matching contribution is limited to 3% of the participant's compensation. OREMET's costs under the plan totaled $1,041 in 1995 and $172 and $479 for the three months ended March 31, 1995 and 1996. No shares of the Common Stock were issued under the plan in 1995. As of December 31, 1995, approximately 110 thousand shares are issuable pursuant to the OREMET savings plan.

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                 (in thousands)


10.  EMPLOYEE BENEFIT PLANS, Continued:

     TI sponsors a domestic 401(k) retirement savings plan. Under the provisions of the plan, participants may contribute a percentage of their compensation not to exceed 12%. TI matches the participants' contributions up to 3%. Participants are fully vested with regard to TI's contributions and earnings thereon after one (1) year of service. TI's contributions to the plan were approximately $64 in 1995 and $21 in 1994.

     TIL sponsors a defined contribution pension plan for all employees over the age of 25 with one (1) year of service. Under the plan, participants may contribute between 17.5% to 40% of base pay depending upon their age. Participants are fully vested and TIL matches between 2% and 14% of the employee's base pay, depending upon employee age and as long as the employee's contributions are at least 2%. TIL's contributions for 1995 and 1994 were approximately $51 and $19, respectively.

     THE ESOP - In 1987, the Company established The Oregon Metallurgical Corporation Employee Stock Ownership Plan ("ESOP"), an employee stock ownership plan covering substantially all employees of OREMET. The ESOP borrowed $17 million from the Company to purchase approximately 6.3 million shares of Common Stock.

     The loan obligation of the ESOP is considered unearned employee benefit expense and, as such, is recorded as a reduction of shareholders' equity. Both the loan obligation and the unearned benefit expense have been reduced by loan repayments made by the ESOP. In December 1994, the note receivable from the ESOP was fully repaid. As of December 31, 1995, the ESOP owned approximately
3.9 million shares or 35% of the outstanding Common Stock. All of the Common Stock held in the ESOP has been allocated to OREMET employees. The Company made no contribution to the ESOP in 1995. The ESOP contribution expense totaled $2,382 and $2,755 in 1994 and 1993, respectively.

     EXCESS BENEFIT PLAN ("EBP") - OREMET maintains an unfunded EBP for participants whose allocations of Common Stock to the ESOP are reduced as a result of limitations imposed under federal income tax law. The Company made no contributions to the EBP in 1995. EBP costs were $332 and $259 in 1994 and 1993, respectively. As of December 31, 1995, the Company had recorded a liability to the EBP for 115 thousand shares of stock.

     STOCK COMPENSATION PLANS - Beginning in 1995, OREMET implemented stock compensation plans for the benefit of both its union and salaried employees. Eligible employees earn one share of the Common Stock for every one hundred dollars earned in salaries and wages. Stock Compensation Plan costs were $1,750 in 1995 and $302 and $790 for the three months ended March 31, 1995 and 1996, respectively. During 1995, approximately 107 thousand shares were issued, and as of December 31, 1995 another 62 thousand are issuable under the union and salaried stock compensation plans.

     STOCK APPRECIATION RIGHTS ("SARs") - In December of 1995, the Company established an incentive SARs plan. At the discretion of the Board of Directors, SARs may be granted to officers and other key employees. Upon exercise of a SAR, the holder is entitled to receive cash equal to the amount by which the market value of the Common Stock on the exercise date exceeds the market value of the Common Stock on the date of grant. The SARs become fully exercisable over a four-year vesting period measured from the date of grant; no SARs are vested as of December 31, 1995. The Board of Directors awarded 166.5 thousand SARs, with a grant price of $10.25 per share, on December 14, 1995 (fair market value at date of award). The SARs plan will expire in 2005 unless extended by the Board of Directors. Total SARs compensation expense for the three months ended March 31, 1996 was $192.

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                 (in thousands)


11.  COMMITMENTS AND CONTINGENCIES:

     OPERATING LEASES - Minimum annual rental commitments at December 31, 1995, under noncancelable capital leases and operating leases, principally for facilities, and equipment are payable as follows:

                                                   Capital    Operating
                                                   Leases      Leases
                                                  _________   _________

          1996                                    $     148   $     802
          1997                                          148         617
          1998                                          148         403
          1999                                          148         368
          2000                                          148         235
          Thereafter                                    499         203
                                                  _________   _________

          Total minimum lease payments            $   1,239   $   2,628
                                                              =========

          Less amounts representing interest            289
                                                  _________
          Present value of net minimum payments         950

          Current portion                                85
                                                  _________

          Long-term capitalized lease obligations
            (included in long-term debt)          $     865
                                                  =========


     Total rental costs were $951, $533 and $421 in 1995, 1994 and 1993, respectively.

     OTHER - At the time of the acquisition of TI, OREMET entered into an agreement with the minority shareholder to acquire the remaining 20% interest of TI, based upon a formula related to the book value of TI, in annual increments of at least 15% no earlier than 1999 and no later than 2004.

     ENVIRONMENTAL MATTERS - The Company is subject to federal, state and local statutes and regulations concerning environmental matters and land use.
Although the Company believes it is in material compliance with these laws, they are frequently modified to be more restrictive and it is impossible to predict accurately the future effect that changes in these laws may have on the Company.

     Like all titanium producers, the Company generates certain waste materials and emissions, including materials for which disposal or emission requires compliance with environmental protection laws. The Company conducts its operations at industrial sites where hazardous materials have been managed for many years in connection with its operations, including periods before careful management of these materials was generally believed to be necessary or required. Consequently, the Company is subject to various environmental laws that impose compliance obligations and can create liability for historical releases of hazardous substances.

     The Company has entered into a consent order with the Oregon Department of Environmental Quality pursuant to which the Company is conducting an investigation of hazardous substances in portions of the soil and groundwater at its plant site. The Company anticipates that its investigation will result in a determination that at least some remedial action is necessary for which an accrual has been made. A neighboring property owner also is investigating groundwater contamination at its property that has migrated to OREMET's property and for which OREMET may have legal claims to recover a portion of its investigation costs.

     In February 1995, the Oregon Department of Environmental Quality modified OREMET's waste water discharge permit. The new permit imposes more stringent discharge limits according to a specified schedule. OREMET has identified several feasible alternatives for meeting the new limits, the most expensive of which would require capital expenditures of approximately $700. OREMET is working with the Department to explore less expensive alternatives.

     In connection with the preparation of its application for a new federal operating permit under Title V of the 1990 Clean Air Act Amendment, the Company discovered that some of its air emissions may have been greater than previously recognized. The Company has voluntarily reported these facts to the Oregon Department of Environmental Quality. To resolve these issues, the Company has agreed to undertake an evaluation of its emissions that could result in requirements to install additional pollution control

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                 (in thousands)


11.  COMMITMENTS AND CONTINGENCIES, Continued:

equipment. At this point, the Company is unable to determine whether additional controls will be required, but the Company does not believe the cost of such additional controls would have a material effect on its capital expenditures, earnings or competitive position.

     Although no claims have been filed against the Company related to the above matters, the Company has completed various engineering studies with regard to the items. As a result of these studies, which are ongoing, the Company made provisions for environmental expenses of $0, $240 and $970 in 1995, 1994 and 1993, respectively, of which an accrued liability of $909 remains at December 31, 1995 and March 31, 1996. These amounts are in addition to recurring environmental costs which are expensed as incurred and are included in cost of sales. At the present time, management cannot reasonably predict when these environmental issues will be resolved.

     In 1991 and in 1993, the Pennsylvania Department of Environmental Regulation and the Environmental Protection Agency ("EPA") performed site inspections, including soil and water sampling, at TI's site in Frackville, Pennsylvania, in connection with a regional groundwater investigation of the Frackville, Pennsylvania area. While the EPA's investigation is ongoing, management has not been informed of any pending or potentially required actions which may arise from this investigation.

     In conjunction with the sale of TI, Kamyr, Inc. (the seller) has agreed to undertake specified clean-up activities. In addition, Kamyr, Inc. has agreed to a limited indemnification of the Company in the event damages arise that result from conditions which were not in compliance with environmental laws and regulations as they existed at the time OREMET purchased TI.

     LEGAL PROCEEDINGS - From time to time, the Company is involved in legal proceedings which arise in the normal course of business. The Company is not currently involved as a defendant in any legal proceedings where the outcome, if determined adversely, could have a material effect on the business or results of operations of the Company.


12.  MAJOR CUSTOMERS AND BUSINESS SEGMENTS:

     The Company has a contract to supply titanium sponge and certain other titanium products to RMI Titanium Company ("RMI") through 2003. Sales to RMI accounted for approximately 5%, 13% and 30% of the Company's net sales in 1995, 1994 and 1993, respectively.

     The Company's operations are conducted primarily in one business segment, the production and marketing of titanium metal and related products. International sales approximated $30,000, $10,000 and $7,000, for years ended December 31, 1995, 1994 and 1993, respectively, primarily to Europe and Asia.
In May 1994, OREMET signed a three-year contract with Aerospatiale Avions, France for engine pylon parts for the Airbus aircraft, and in the second half of 1994 began supplying product under the contract. The acquisition of TI provided the Company with a service center located in the U.K. with an established operation. In 1996, TI opened a service center in Germany. The Company intends to utilize these facilities to meet its customers' needs in Europe.


13.  RESTRUCTURING COST:

     In 1993, the Company recorded a provision for restructuring of $2,027 which includes nonrecurring costs of severance pay and benefits of $1,027, incurred and substantially all paid in the third and fourth quarters of 1993, and a write-down, in the fourth quarter of 1993, of construction in progress of $1,000 related to a curtailed expansion of the Titanium Sponge Reduction Plant and the related Magnesium Recovery Facility. The downsizing and restructuring were done to reduce fixed costs and to write-off the nonrecoverable portion of funds spent to increase sponge production capacity.


14.  FINANCIAL INSTRUMENTS:

     FOREIGN CURRENCY CONTRACTS - The Company enters into forward foreign exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed exposures. The Company does not enter into foreign currency contracts for trading or speculative purposes. This hedging minimizes the impact of foreign exchange rate movements on the Company's operating results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts generally offset losses and gains on the assets and liabilities being hedged.

                OREGON METALLURGICAL CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                 (in thousands)


14.  FINANCIAL INSTRUMENTS, Continued:

     At December 31, 1995 and 1994, the Company had notional principal amounts of approximately $490 and $1,813, respectively, in contracts to buy U.S. dollars in the future, with maturities of less than six months. Net foreign currency transaction gains occurring in 1995 and 1994 were approximately $121 and $48, respectively, which have been included in cost of goods sold.

     OTHER FINANCIAL INSTRUMENTS - At December 31, 1995 and 1994, the carrying value of financial instruments classified as current assets or liabilities approximated their fair values, based on the short-term maturities of these instruments. Fair value is determined based on future cash flows, discounted at market interest rates, and other appropriate valuation methodologies. At December 31, 1995 and 1994, the fair value of long-term debt with fixed interest terms approximated carrying value. Both periods include long-term borrowing with variable interest terms, for which the carrying value approximated market. The fair value of debt is determined by obtaining quotes from financial institutions.

     Exposure to market risk on foreign currency contracts results from fluctuations in currency rates during the periods the contracts are outstanding. The counterparties to foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated.


15.  SUBSEQUENT EVENTS (unaudited):

     In May 1996, warrants to purchase 80 shares of common stock were exercised by an officer and director of the Company (see Note 9).

     In May 1996, the Company approved an amendment to their revolving credit facility increasing its borrowing base to $35 million.

     In June 1996, OREMET amended certain of its employee benefit plans such that (a) when the value of the Common Stock exceeds twenty dollars per share, a partial share entitlement up to twenty dollars will be paid in stock for every one hundred dollars of compensation paid to the employee; and (b) under the 401(k) retirement savings plan the Company contributes to eligible participants one share of Common Stock for each day worked; the contribution to the 401(k) plan was amended, such that when the value of the Common Stock exceeded thirty two dollars a partial entitlement up to thirty two dollars of Common Stock will be contributed. Both amendments are effective April 1, 1996.

     In addition, effective June 11, 1996, certain eligible employees of OREMET were each granted options to buy five hundred shares of Common Stock at the fair market value at the date of grant for an approximate 252 shares of Common Stock. Such options vest 100% on the fourth anniversary and expire on the tenth anniversary of the grant.